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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ------------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                         UNDER SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                              NEWSEDGE CORPORATION
                           (Name of Subject Company)

                              NEWSEDGE CORPORATION
                       (Name of Persons Filing Statement)

                         COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                  652 49 Q106

                     (CUSIP Number of Class of Securities)

                            ------------------------

                               CLIFFORD M. POLLAN
                            CHIEF EXECUTIVE OFFICER
                                 AND PRESIDENT
                              NEWSEDGE CORPORATION
                               80 BLANCHARD ROAD
                        BURLINGTON, MASSACHUSETTS 01803
                                 (781) 229-3000
            (Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

                                WITH COPIES TO:

                          LAWRENCE S. WITTENBERG, ESQ.
                             LAWRENCE A. GOLD, ESQ.
                        TESTA, HURWITZ & THIBEAULT, LLP
                                125 HIGH STREET
                                BOSTON, MA 02110
                                 (617) 248-7000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1. SUBJECT COMPANY INFORMATION

    The name of the subject company is NewsEdge Corporation, a Delaware corporation ("NewsEdge"). The address of the principal executive office of NewsEdge is 80 Blanchard Road, Burlington, Massachusetts 01803. NewsEdge's telephone number at its principal executive office is (781) 229-3000.

    The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this "Schedule 14D-9") relates is the common stock, $0.01 per share par value, of NewsEdge (the "Common Stock" or the "Shares"). As of August 6, 2001, there were 18,621,403 shares of Common Stock outstanding. As of August 6, 2001 an additional 3,841,026 Shares have been reserved for future issuance pursuant to outstanding employee stock options, 801,497 Shares have been reserved for future issuance pursuant to outstanding warrants and rights to acquire 19,579 Shares were outstanding in connection with rights to purchase Shares granted pursuant to NewsEdge's 1995 Employee Stock Purchase Plan. On a fully-diluted basis, there were 23,283,505 Shares outstanding as of August 6, 2001.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON

    The filing person is the subject company. NewsEdge's name, business address and business telephone number are in Item 1 above.

    This Schedule 14D-9 relates to the tender offer by InfoBlade Acquisition Corporation ("Merger Sub"), a Delaware corporation and an indirect wholly owned subsidiary of The Thomson Corporation, a corporation incorporated under the laws of the province of Ontario ("Thomson"), to purchase all of the outstanding Shares held by NewsEdge's stockholders at $2.30 per Share (the "Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in Merger Sub's Offer to Purchase, dated August 21, 2001 and in the related Letter of Transmittal (which, as amended or supplemented, collectively constitute the "Offer"). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the "Schedule TO"), filed by Merger Sub and Thomson with the Securities and Exchange Commission on August 21, 2001.

    The Offer is being made in accordance with the Agreement and Plan of Merger, dated as of August 6, 2001 among Thomson, Merger Sub and NewsEdge (the "Merger Agreement"). The Merger Agreement provides that, subject to the satisfaction or waiver of certain conditions, following completion of the Offer, and in accordance with the Delaware General Corporation Law (the "DGCL"), Merger Sub will be merged with and into NewsEdge (the "Merger"). On completion of the Merger, NewsEdge will continue as the surviving corporation and become an indirect wholly owned subsidiary of Thomson. At the effective time of the Merger (the "Effective Time"), each issued and outstanding Share (other than Shares held in the treasury of NewsEdge and Shares held by stockholders who perfect appraisal rights under the DGCL) will be cancelled and automatically converted into the right to receive the same amount in cash per Share, without interest, that is paid pursuant to the Offer.

    The Schedule TO states that the principal executive offices of Thomson are located at Suite 2706, Toronto Dominion Bank Tower, 66 Wellington Street West, Toronto Dominion Centre, Toronto, Ontario M5K 1A1, Canada and the principal executive offices of Merger Sub are located at Metro Center, One Station Place, Stamford, Connecticut 06902.

    All information in this Schedule 14D-9 or incorporated in this
Schedule 14D-9 by reference concerning Merger Sub or Thomson, or actions or events with respect to either of them, was provided by Merger Sub or Thomson, respectively. Information contained in this Schedule 14D-9 with respect to NewsEdge and its advisors has been provided by NewsEdge.

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    Certain information provided by NewsEdge and relating to the Offer, the full text of which has previously been filed with the Securities and Exchange Commission as preliminary communications made before the commencement of the Offer, is available on the internet at WWW.NEWSEDGE.COM.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

    Certain contracts, agreements, arrangements or understandings between NewsEdge or its affiliates and certain of its directors and executive officers are described in the Information Statement that is attached as Annex A to this
Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference. The Information Statement is being furnished to NewsEdge's stockholders pursuant to
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 under the Exchange Act in connection with Merger Sub's right (promptly upon the purchase by Merger Sub of Shares pursuant to the Offer) to designate persons to be appointed to NewsEdge's Board of Directors (the "Board") other than at a meeting of the stockholders of NewsEdge. In considering the recommendations of the Board, NewsEdge's stockholders should be aware that certain members of the Board and certain of NewsEdge's executive officers have interests in the Merger and the Offer that are described in this Schedule 14D-9 and in the Information Statement and incorporated by reference in this
Schedule 14D-9. These interests may present them with conflicts of interest. For example, upon the earlier to occur of the date Merger Sub pays for the Shares pursuant to the Offer or the Effective Time, NewsEdge is obligated to pay a cash bonus to each executive officer of NewsEdge. Other such contracts, agreements, arrangements and understandings known to NewsEdge are described below or are summarized in the Offer to Purchase, which is incorporated herein by reference. Except as described in this Schedule 14D-9 or incorporated in this
Schedule 14D-9 by reference, to the knowledge of NewsEdge, as of the date of this Schedule 14D-9, there exists no material agreement, arrangement or understanding or any actual or potential conflict of interest between NewsEdge or its affiliates and (a) NewsEdge's executive officers, directors or affiliates; or (b) Thomson and Merger Sub or Thomson and Merger Sub's executive officers, directors or affiliates.

    THE CONFIDENTIALITY AGREEMENT

    The summary of the Confidentiality Agreement, dated as of May 16, 2001 by and between Broadview International LLC, on behalf of NewsEdge, and West Group, an affiliate of Thomson, (the "Confidentiality Agreement") in Section 10 of the Offer to Purchase is incorporated in this Schedule 14D-9 by reference. The summary and description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which has been filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated in this
Schedule 14D-9 by reference.

    THE MERGER AGREEMENT

    The summary of the Merger Agreement and the statement of the conditions to the Offer in Sections 10 and 14, respectively of the Offer to Purchase are incorporated in this Schedule 14D-9 by reference. The summary and description of the Merger Agreement is qualified in its entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated in this Schedule 14D-9 by reference.

    THE STOCKHOLDERS AGREEMENT

    The summary of the Stockholders Agreement (to which all of the directors, certain executive officers and a principal stockholder of NewsEdge are a party) in Section 10 of the Offer to Purchase is incorporated in this Schedule 14D-9 by reference. The summary and description of the Stockholders Agreement is qualified in its entirety by reference to the Stockholders Agreement, which has been filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated in this
Schedule 14D-9 by reference.

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    EMPLOYMENT ARRANGEMENTS WITH NEWSEDGE.  In connection with the Merger
Agreement, each of Clifford M. Pollan, Ronald Benanto, Charles White, Thomas Karanian, John Crozier, David M. Scott, Alton Zink and Lee Phillips (each, an "Officer" and collectively the "Officers") entered into amended and restated executive employment agreements with NewsEdge (each, an "Amended Employment Agreement" and collectively, the "Amended Employment Agreements"). Employment under the Amended Employment Agreements commences on the earlier to occur of
(x) the date that Merger Sub pays for the Shares pursuant to the Offer and
(y) the Effective Time, and continues for one year thereafter. Upon expiration of this one year employment term, the employment of each Officer will be on an "at-will" basis.

    As of August 6, 2001, the Amended Employment Agreements replaced the employment agreements then in effect between NewsEdge and each of the Officers (the "Original Employment Agreements") provided that if the Merger Agreement is terminated prior to the Effective Time, the Amended Employment Agreement will automatically terminate and the Original Employment Agreement of each Officer will be automatically reinstated. The Original Employment Agreements and the Amended Employment Agreements are described in detail in the Information Statement attached as Annex A to this Schedule 14D-9.

    The Amended Employment Agreements provide for annual base salaries of $275,000 for Mr. Pollan, $210,000 for Mr. Benanto, $185,000 for each of
Messrs. White and Karanian, $180,000 for Mr. Crozier, $160,000 for Mr. Scott and $150,000 for each of Messrs. Zink and Phillips, each amount being equal to the salary payable to the Officers under their Original Employment Agreements. Each Officer is also eligible to participate in NewsEdge's standard benefit plans, accrue paid vacation time and receive an annual cash bonus based upon performance targets established by NewsEdge and Thomson. If an Officer is an active employee of NewsEdge on the one-year anniversary of the date the Officer's employment commenced under the Amended Employment Agreement, the Officer will be paid, in the case of all Officers other than Mr. Pollan, a bonus equal to his annual base salary and in the case of Mr. Pollan, a bonus equal to $365,000.

    Under the terms of the Amended Employment Agreements, NewsEdge may terminate any of the Officers with or without cause. If terminated without cause or if an Officer terminates employment with NewsEdge upon the occurrence of certain events described as "good reason" in the Amended Employment Agreements during the one year employment term, the terminated Officer will be entitled to, in the case of all officers other than Mr. Pollan, a continuation in the payment of his base salary for a twelve month period immediately following the date of such termination and a continuation of the benefits which he was receiving at the time of termination, (or if NewsEdge is unable to so provide, the cash value thereof) for an equivalent period and in the case of Mr. Pollan, a continuation in the payment of his base salary for a twelve month period immediately following the date of such termination plus an amount equal to the maximum amount of Mr. Pollan's target bonus and a continuation of the benefits which he was receiving at the time of termination, (or if NewsEdge is unable to so provide, the cash value thereof) for an equivalent period. NewsEdge will only be obligated to make these severance payments to a terminated Officer if the Officer executes a general release of claims in favor of NewsEdge.

    As a party to the Amended Employment Agreement, each Officer has also agreed to certain non-solicitation, non-competition, confidentiality and non-disclosure provisions.

    The summary of the Amended Employment Agreements in Section 10 of the Offer to Purchase is incorporated in this Schedule 14D-9 by reference. The summary and description of the Amended Employment Agreements is qualified in its entirety by reference to the Amended Employment Agreements, each of which has been filed as Exhibits (e)(4)-(e)(11) to this Schedule 14D-9 and each of which is incorporated in this Schedule 14D-9 by reference.

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    EFFECTS OF THE OFFER AND THE MERGER UNDER NEWSEDGE STOCK OPTION AND PURCHASE
     PLANS AND AGREEMENTS BETWEEN NEWSEDGE AND ITS EXECUTIVE OFFICERS

    The executive officers of NewsEdge, including the Chief Executive Officer who is a member of the Board, have interests in the transactions contemplated by the Merger Agreement that are in addition to their interests as NewsEdge stockholders generally. The Board was aware of these interests and considered them, among other matters, in approving the Merger Agreement and the transactions contemplated by the Merger Agreement.

    TREATMENT OF STOCK OPTIONS. As of the Effective Time, NewsEdge shall terminate NewsEdge's Amended and Restated 1989 Stock Option Plan, 1995 Stock Plan, 1995 Non-Employee Director Stock Option Plan, 2000 Non-Officer and Non-Director Stock Plan and Individual, Inc.'s 1996 Non-Employee Director Stock Option Plan, each as amended through August 6, 2001, and cancel, at the Effective Time, each outstanding option to purchase Shares granted under these plans that is outstanding as of such date. Each holder of an outstanding option at the Effective Time will be entitled, to the extent any such option is exercisable, to receive from NewsEdge, as the surviving corporation of the Merger, immediately after the Effective Time, in exchange for the cancellation of such option, an amount in cash equal to the excess, if any, of (x) the Offer Price over (y) the per share exercise price of the option, multiplied by the number of Shares subject to the option as of the Effective Time. Any such payment shall be subject to all applicable federal, state and local tax withholding requirements. On August 6, 2001 the Board adopted resolutions pursuant to which, immediately prior to the Effective Time, 50% of all outstanding and unvested options (including those held by directors and executive officers of NewsEdge) granted under any of NewsEdge's stock option plans will become fully vested and exercisable.

    As of the last day of the payroll period immediately preceding the Effective Time (the "ESPP Date"), all offering and purchase periods under way under NewsEdge's 1995 Employee Stock Purchase Plan, shall be terminated and, as of August 6, 2001, no new offering or purchase periods shall be commenced. At the ESPP Date, NewsEdge will terminate its 1995 Employee Stock Purchase Plan and each participant's rights thereunder will terminate in exchange for a cash payment equal to the excess of (i) the Offer Price multiplied by the number of Shares that the participant's accumulated payroll deductions could purchase at the ESPP Date at the $2.07 option price under the 1995 Employee Stock Purchase Plan as of March 1, 2001, over (ii) the result of multiplying the number of Shares in clause (i) by $2.07, subject to any applicable federal, state and local tax withholding requirements.

    EFFECTS OF THE OFFER AND THE MERGER WITH RESPECT TO NEWSEDGE'S BOARD OF
     DIRECTORS

    DIRECTOR AND OFFICER INDEMNIFICATION; INSURANCE. To the extent provided in NewsEdge's By-laws in effect on August 6, 2001, after the Effective Time, NewsEdge, as the surviving corporation of the Merger, shall continue to indemnify NewsEdge's current and former directors and officers. Any such indemnification obligation will extend for three years after the Effective Time and will be subject to limitations imposed under applicable law. In addition, NewsEdge, as the surviving corporation of the Merger, will use its reasonable best efforts to maintain NewsEdge's current directors' and officers' insurance and indemnification policy to the extent that it provides coverage for events occurring before the Effective Time for all persons who were directors and officers of NewsEdge on the date of the Merger Agreement. NewsEdge's directors' and officers' insurance policy may be replaced provided that any substitute policy contains at least the same coverage containing terms and conditions that are not materially less favorable with respect to matters occurring prior to the Effective Time than NewsEdge's existing policy.

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ITEM 4. THE SOLICITATION OR RECOMMENDATION

    (A) RECOMMENDATION OF THE BOARD

    At a meeting held on August 6, 2001, the Board reviewed the status of the merger discussions with Thomson and the status of competing offers. At that meeting, Broadview International LLC ("Broadview") delivered its oral opinion to the Board that, as of the date of such opinion and based upon and subject to certain matters stated in such opinion, the Offer Price was fair to NewsEdge's stockholders from a financial point of view. Broadview's oral opinion was confirmed in a written opinion letter dated August 6, 2001 (the "Fairness Opinion"), a copy of which is attached as Annex B to this Schedule 14D-9 and is incorporated into this Schedule 14D-9 by reference. At the conclusion of the meeting, the Board unanimously (a) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, and the Amended Employment Agreements (collectively, the "Transactions"), are fair to, and in the best interests of, the stockholders of NewsEdge, (b) approved, and declared advisable the Merger Agreement and the Transactions, (c) approved the execution, delivery and performance of the Merger Agreement, the Amended Employment Agreements and the completion of the Transactions contemplated thereby, including the Offer and the Merger, and (d) resolved to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

    THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES IN THE OFFER.

    (B)(I) BACKGROUND OF THE OFFER

    During the March 29, 2001 meeting of the Board, the directors and certain members of senior management analyzed a number of industry trends and conditions, as well as issues specific to NewsEdge. Following this discussion and after weighing NewsEdge's strategic alternatives, the Board discussed the advisability of hiring an investment banking firm to assist in assessing NewsEdge's strategic options. Clifford M. Pollan, Chief Executive Officer, President and a member of the Board, and Ronald Benanto, Vice President--Finance, Chief Financial Officer and Treasurer, reported on conversations with certain investment bankers that they had conducted to date. The directors discussed the advisability of establishing a committee to interview and engage an investment banking firm. The Board unanimously resolved to appoint Mr. Cowan, Mr. Devereaux and Mr. Kolowich, all members of the Board, to a committee to assist management in identifying, interviewing, and engaging an investment banking firm to assist NewsEdge in evaluating strategic alternatives, and to monitor and supervise this process (the "Special Committee").

    On April 3, 2001 the Special Committee conducted interviews with two potential investment banking firms each of which made extensive presentations to the Special Committee. At the conclusion of the meeting the Special Committee advised Mr. Pollan to proceed with an engagement of Broadview.

    On April 6, 2001 NewsEdge engaged Broadview to act as its financial advisor in connection with NewsEdge's intent to consider acquisition offers and, if requested by NewsEdge, to render the Board an opinion with respect to the fairness to the holders of Shares, from a financial point of view, of the consideration to be received in any acquisition of NewsEdge. Thereafter, Broadview produced an Offering Memorandum for NewsEdge to be distributed to potential acquirers.

    On April 20, 2001 Broadview and NewsEdge held an initial meeting with a potential acquirer ("Party A") regarding a possible acquisition of NewsEdge. Discussion centered around the strategic fit that NewsEdge offered the potential acquirer and the synergies to be realized upon combining the companies. The parties resolved to further consider a possible acquisition and to meet again in the near future.

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    During the April 26, 2001 meeting of the Board, Mr. Pollan reported that the
Special Committee had authorized NewsEdge management to retain Broadview as NewsEdge's financial advisor and that thereafter NewsEdge entered into an engagement agreement with Broadview. At the meeting, Steve O'Leary and Rodd Langenhagen, both representatives of Broadview, outlined their plan for investigating several strategic alternatives for NewsEdge and the directors discussed each of these alternatives in turn. Mr. O'Leary and Mr. Langenhagen discussed the status of discussions to date, including those with Party A, and sought input from the Board regarding potential acquirers and necessary follow up.

    On May 11, 2001 Broadview submitted a status report to the Board detailing their discussions to date with potential acquirers. Broadview reported that it had presented overviews of NewsEdge's business to nine potential acquirers, including three separate entities affiliated with Thomson.

    On May 16, 2001 NewsEdge entered into a Confidentiality Agreement with the West Group, an affiliate of Thomson, relating to the exchange of information between the two parties in light of a potential acquisition of NewsEdge by West Group or another affiliate of Thomson. Thereafter due diligence materials regarding NewsEdge were provided to Thomson.

    On May 25, 2001 Broadview submitted a second status report to the Board detailing their continuing discussions with potential acquirers. During the May 25, 2001 meeting of the Board, Mr. Langenhagen reported that a second meeting with Party A was held on May 22, 2001 and that a third meeting with Party A was scheduled for May 30, 2001. Mr. Langenhagen also reported on discussions between Broadview and David Hanssens of Thomson Legal and Regulatory, an affiliate of Thomson, and noted that Mr. Hanssens believed there was a strong potential strategic fit between the two companies and that Thomson was analyzing the financial impact of a potential transaction. Mr. Langenhagen also reported on several preliminary conversations with other potential acquirers as well as several preliminary conversations with parties which did not result in an expression of interest in consummating a transaction.

    On June 4, 2001 Broadview, Mr. Pollan and Mr. Benanto held meetings with Thomson regarding a potential transaction. Thomson expressed an interest in a potential transaction and noted Thomson's belief that NewsEdge could provide Thomson with a complimentary suite of goods and services that could further Thomson's long-term strategy.

    On June 11, 2001 Broadview reported receiving an offer from Party A.
Party A's initial offer was a stock-for-stock transaction which valued NewsEdge at approximately $25 million. On June 14, 2001 Broadview received a revised offer from Party A which increased the valuation of NewsEdge to $33 million in a stock-for-stock transaction.

    During a meeting of the Board on June 18, 2001 Mr. Langenhagen submitted a third status report to the Board and reported on discussions with several potential acquirers. Mr. Langenhagen reported that Broadview received a non-binding letter of interest from Thomson on June 18, 2001 relating to a cash transaction which valued NewsEdge at no less than $1.60 per share.
Mr. Langenhagen also reported that Broadview and representatives of NewsEdge held meetings with two other potential acquirers on June 15, 2001 and scheduled a second meeting with one of the parties for the week of June 18, 2001 to further discuss a potential transaction. Additionally, Mr. Langenhagen reported on preliminary discussions held with several other potential acquirers since Broadview's last status report on May 25, 2001.

    On June 21, 2001 Broadview held a follow-up due diligence meeting with one of the potential acquirers who had met with NewsEdge on June 15, 2001
("Party B"). On June 26, 2001 Broadview received a preliminary letter of intent from Party B relating to a part cash, part stock transaction which valued NewsEdge at between $2.25 and $3.00 per share. The letter also indicated that Party B would require significant additional management time to further understand NewsEdge's business and that it would require a 45-day exclusivity period.

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    On June 27 and June 28, 2001 Mr. Pollan, other executive officers of
NewsEdge, and representatives of Broadview met with Mr. Hanssens and other individuals from Thomson to conduct additional due diligence and discuss possible terms of an acquisition of NewsEdge by Thomson or one of its affiliated entities.

    During the June 28, 2001 meeting of the Board, Mr. Pollan and
Mr. Langenhagen reported on the status of NewsEdge's conversations with potential acquisition partners. The directors reviewed the status of these discussions and potential offers. In particular, Mr. Pollan reported that Party B communicated an interest in continuing negotiations with NewsEdge and had submitted an incomplete preliminary indication of interest which remained subject to substantial additional due diligence and other conditions.
Mr. Pollan also reported on the status of discussions with other potential acquirers. After discussion, the directors instructed management to continue discussions with each of the various interested parties. In particular, the directors instructed management to respond to indications of interest previously received with counterproposals seeking to elicit a higher valuation for NewsEdge and to respond to any preliminary indications of interest by communicating again the need to accelerate the timeframe during which to consider a potential transaction with NewsEdge and to submit firm indications of interest.

    During the last week of June, Party A sent representatives to meet with the Board and NewsEdge's executive management team to delineate their plans for an acquisition of NewsEdge and post-acquisition operations of NewsEdge. Party A's representatives indicated at this time that their acquisition strategy necessitated that any potential transaction be a stock-for-stock deal.

    On July 1, 2001 Mr. Pollan communicated with the Board via e-mail that negotiations with Party A centered around the valuation of NewsEdge. Mr. Pollan also informed the Board that he and other members of NewsEdge's executive team met with Mr. Hanssens and eight other Thomson representatives on June 27 and June 28, 2001. He reported that conversations with Thomson were progressing in a positive manner and that NewsEdge expected firm offers from Thomson and Party A by July 6, 2001.

    During the July 3, 2001 meeting of the Board, Mr. Pollan and
Mr. Langenhagen reported on the status of NewsEdge's conversations with potential acquirers and the status of the letters of intent received to date. The directors then reviewed the status of these discussions and potential offers and directed management to continue discussions with a particular focus on Thomson and Party A.

    On July 5, 2001 Mr. Pollan communicated with the Board via e-mail that his recent conversations with Thomson were progressing positively and that NewsEdge would be evaluating offers over the course of the next week. Mr. Pollan also discussed issues surrounding the proposed timing of the initiation and closing of Thomson's proposed acquisition. Mr. Pollan reported that NewsEdge had received a revised letter of intent from Party B which valued NewsEdge between $2.25 and $2.50 per share to be paid half in cash and half in stock. Party B indicated that its offer was subject to a further due diligence review of NewsEdge's business operations which it expected to be able to complete by mid- to late-August.

    During the July 6, 2001 meeting of the Board, Mr. Pollan and
Mr. Langenhagen reported on the status of NewsEdge's conversations with potential acquisition partners. The directors reviewed the status of these discussions and potential offers. In particular, Mr. Pollan reported that Party B had conveyed to NewsEdge, through Broadview, that its strategic imperative in any acquisition would be to combine the two companies and thereby eliminate duplicative positions. As a result of these requirements, the party would need to hold discussions with certain members of the management team not yet privy to NewsEdge's acquisition proceedings as part of its due diligence review. The party also indicated that any offer would be a combination of cash and stock and that it would require at least a month to complete its due diligence review of NewsEdge. At this time, Mr. Pollan also reported that Party A recently indicated that it might raise its potential valuation for NewsEdge provided that no

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other major issues were outstanding. Mr. Pollan also reported that discussions with Thomson were ongoing. The directors discussed other terms and conditions of a potential business combination transaction. The directors directed Mr. Pollan and Mr. Langenhagen to continue discussions with each of the various interested parties.

    On July 9, 2001 NewsEdge received a verbal offer from Thomson, proposing to acquire NewsEdge pursuant to a cash tender offer which valued NewsEdge at $31 million plus cash on the balance sheet of NewsEdge at the time of the consummation of the transaction, which as of July 9, 2001 was estimated to be $14 million. Also on July 9, 2001 Party A increased its offer to a final offer of $38 million which was to be paid exclusively in the common stock of Party A.

    During the July 10, 2001 meeting of the Board, Mr. Pollan and
Mr. Langenhagen reported on the status of NewsEdge's conversations with potential acquisition partners, including the verbal offer received on July 9, 2001 from Thomson. The directors reviewed the status of these discussions and each potential offer. In particular, Mr. Pollan reported that Thomson had indicated that, subject to the completion of final due diligence and certain other conditions, it would be interested in acquiring NewsEdge at a valuation of $31 million plus the amount of cash on NewsEdge's balance sheet, which as of July 9, 2001 was estimated to be $14 million. The directors compared this proposal, its terms and conditions, and its potential benefits and associated risks with the potential offers from Party A and Party B. Management reported that Party B had requested additional time for due diligence and would be unlikely to come back with a firm offer prior to the time that NewsEdge would likely need to make a firm commitment to either Thomson or Party A. Management also reported concerns about Party B's post-acquisition cash balance and less favorable strategic positioning relative to other combinations post-merger. After discussion, based on the amount and quality of consideration offered, the directors instructed management to continue to negotiate with Thomson with a view towards entering into a definitive agreement at the valuation discussed.

    During the week of July 16, 2001 Thomson representatives and Thomson's legal counsel performed an extensive due diligence review of NewsEdge in Burlington, Massachusetts. Representatives of Thomson's legal, financial and human resource teams met throughout the week with the executive officers and certain other senior employees of NewsEdge to discuss various issues relating to Thomson's proposed acquisition of NewsEdge.

    On July 23, 2001 Mr. Pollan communicated with the Board via e-mail on the status of Thomson's due diligence review and that Thomson was meeting internally on July 23, 2001 to discuss the results of the due diligence review. Additionally, he reported that he and Mr. Langenhagen had discussions with Mr. Hanssens on Friday, July 20, 2001 regarding valuation and closing costs issues. Mr. Pollan indicated that he expected to receive a draft Merger Agreement from Thomson later that same day or the next day.

    On July 25, 2001 Mr. Pollan led a conference call discussion with Mr. Benanto, Mr. Hanssens and other representatives of Thomson on open issues related to the merger negotiations. On July 26, 2001 NewsEdge received an initial draft of the Merger Agreement from Thomson's legal counsel.

    Thereafter, representatives of NewsEdge and Thomson negotiated the terms of a definitive merger agreement and Thomson's proposed tender offer and discussed any unresolved issues between the parties. These discussions focused primarily on the conditions to Thomson's obligation to initiate and consummate its tender offer and second-step merger and the timing of the initiation and closing of Thomson's tender offer. The discussions also focused on the circumstances under which the Board would be able to consider and respond to competing acquisition proposals and the size of the fee NewsEdge would have to pay Thomson if the Board decided to terminate the transaction in order to modify or withdraw its recommendation on the basis of a superior offer. During this time Mr. Pollan continued to discuss the terms and conditions of the proposed transaction with individual Board members via telephone calls and e-mails.

    On July 31, 2001 Mr. Pollan, Mr. Benanto, Mr. Langenhagen, Mr. Hanssens and other representatives of Thomson agreed on final pricing of the transaction at approximately $43 million, after adjustments for transaction costs and working capital.

    On August 3, 2001 Mr. Pollan communicated with the Board via e-mail that negotiations with Thomson had progressed positively and that the two parties were very close to agreeing on all terms and conditions of Thomson's proposed tender offer and merger. Additionally, he reported that he expected that the Board would be asked to approve a definitive agreement and review Broadview's Fairness Opinion at a Board meeting on Monday, August 6. Thereafter, Thomson and NewsEdge discussed and negotiated the open provisions of the Merger Agreement. The parties also discussed and negotiated the Amended Employment Agreements and the Stockholders Agreement.

    On the evening of August 3, 2001 Thomson's legal counsel delivered a substantially final draft of the Merger Agreement which was distributed to the Board for their consideration.

    At a meeting held on August 6, 2001 the Board reviewed the status of the negotiations with Thomson and the terms of the definitive merger agreement. The Board also discussed competing offers and NewsEdge's prospects should it choose to remain independent. After reviewing the terms of the definitive merger agreement with Thomson and considering Broadview's Fairness Opinion and underlying data, the Board unanimously determined that the terms of the Offer and Merger with Thomson were fair to, and in the best interests of, the stockholders of NewsEdge, and unanimously resolved to recommend that the stockholders accept the Offer and tender their Shares pursuant to the Offer and approve and adopt the Merger Agreement.

    On August 6, 2001 the parties executed the Merger Agreement, the Stockholders Agreement and the Amended Employment Agreements. Thereafter, Thomson and NewsEdge issued a joint press release announcing the execution of the Merger Agreement.

    (B)(II) REASONS FOR THE RECOMMENDATION OF THE BOARD

    In approving the merger with Thomson and the transactions contemplated by the Merger Agreement, and recommending that all stockholders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

    - the Offer Price being offered by Thomson;

    - NewsEdge's prospects if it were to remain independent, including:

       - the resources necessary for the development of new products and services required over the near term for NewsEdge's future growth;

       - NewsEdge's ability to efficiently market and sell to and support its existing and new customers;

       - NewsEdge's ability to expand its distribution channels and electronic publishing technologies;

       - the challenge facing NewsEdge of dedicating significant resources to growth while at the same time trying to achieve profitability; and

       - the uncertainty surrounding the continued listing of NewsEdge's shares on the Nasdaq National Market.

    - the possible alternatives to the Thomson transaction, including the possibility of continuing to operate NewsEdge as an independent entity, the possibility of continuing to seek another strategic partner or continuing negotiations with other parties who had indicated interest, the range of possible benefits to NewsEdge's stockholders of these alternatives and the timing and likelihood of accomplishing the goal of any of these alternatives;

    - the contacts that had been made with potential acquirers since the beginning of 2001 and the fact that although several companies with a potential strategic interest in acquiring NewsEdge had been contacted, Thomson's Offer had a very high likelihood of being consummated in a timely manner, represented the highest price per share to NewsEdge's stockholders and was the only offer which involved exclusively cash consideration;

    - the strategic value of NewsEdge in the hands of a company with significantly greater financial resources, such as Thomson, which is in a better position to optimize NewsEdge's products in the corporate enterprise market and which, as a large corporation, has access to greater resources not presently available to NewsEdge;

    - the historical and recent market prices of the Shares and the fact that Thomson's Offer will enable the holders of the Shares to realize a premium of greater than 90% over the prices at which the Shares traded before the execution of the Merger Agreement;

    - the financial analysis and presentation of Broadview, and the oral opinion of Broadview delivered on August 6, 2001 and subsequently confirmed in writing as the Fairness Opinion, to the effect that, as of such date and based upon and subject to certain matters stated in such opinion, the $2.30 per Share Offer Price to be received by holders of Shares (other than Shares held in the treasury of NewsEdge and Shares held by stockholders who perfect their appraisal rights under the DGCL) pursuant to the Offer and the Merger are fair to, and in the best interests of, such holders from a financial point of view (Such opinion was directed to the Board in its consideration of the transactions contemplated by the Merger Agreement and is directed only to the fairness from a financial point of view as of its date of the consideration to be received by the holders of Shares pursuant to the Offer and the Merger. The full text of the Fairness Opinion, which sets forth the assumptions made, matters considered and limitations on the review undertaken by Broadview, is attached as Annex B and is incorporated in this Schedule 14D-9 by reference. HOLDERS OF SHARES ARE URGED TO READ THE FAIRNESS OPINION CAREFULLY IN ITS ENTIRETY.);

    - the likelihood that Thomson's Offer will be completed, in light of the experience, reputation and financial capabilities of Thomson and the terms of the Merger Agreement;

    - the fact that directors, certain executives officers, and a principal stockholder of NewsEdge beneficially owning an aggregate of approximately 47.1% of the outstanding Shares were willing, as individual stockholders, to support the transaction by committing to Thomson under the Stockholders Agreement, to tender their Shares in the Offer;

    - the fact that the other conditions to Thomson's obligations to consummate the Offer and Merger are customary and, in the assessment of the Board, not unduly onerous;

    - the fact that the Offer and the Merger are not subject to any financing condition and that the Offer consists of exclusively cash consideration payable to the holders of Shares;

    - the consents and approvals required to complete the Offer and consummate the Merger (including regulatory clearance under anti-trust laws) and the favorable prospects for receiving such consents and approvals;

    - the fact that NewsEdge and Thomson have many complimentary lines of business and that NewsEdge could benefit from Thomson's various distribution channels and position in the marketplace; and

    - the terms of the Merger Agreement including the conditions to the parties' respective obligations under the Merger Agreement.

    The Board also identified and considered a variety of potentially negative factors in its deliberations concerning the Merger, including, but not limited to:

    - the risk that the potential benefits sought in the Merger might not be fully realized;

    - the possibility that the Merger might not be completed and the resulting effect on the stock price of NewsEdge; and

    - the effect of the public announcement of the Merger on NewsEdge's immediate prospects.

    The Board unanimously believed that these risks were outweighed by the potential benefits of the Merger.

    In view of the wide variety of factors, both positive and negative, considered by the Board, the Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specific factors considered, and did not find that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

    The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive but is believed to include the material factors considered by the Board.

    (C) INTENT TO TENDER

    After reasonable inquiry and to NewsEdge's knowledge, each executive officer and director of NewsEdge currently intends to tender all Shares held of record or beneficially owned by such person to Merger Sub in the Offer. In connection with the execution of the Merger Agreement, certain stockholders of NewsEdge entered into a Stockholders Agreement with Thomson and Merger Sub, pursuant to which such stockholders contractually committed to tender Shares beneficially owned by each of them, totaling 8,087,455 Shares. The following stockholders of NewsEdge (who, except for Mr. McLagan, are also executive officers and/or directors of NewsEdge) are party to the Stockholders Agreement: Clifford M. Pollan, Ronald Benanto, Rory J. Cowan, Basil P. Regan, Peter Woodward, Murat H. Davidson, Jr., Michael E. Kolowich, William A. Devereaux, James D. Daniell and Donald L. McLagan.

ITEM 5. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

    Pursuant to a letter agreement dated April 6, 2001, NewsEdge engaged Broadview to act as its financial advisor in connection with NewsEdge's intent to consider acquisition offers and, if requested by NewsEdge, to render the Board an opinion with respect to the fairness to the holders of Shares, from a financial point of view, of the consideration to be received in any acquisition of NewsEdge.

    Broadview focuses on providing merger and acquisition advisory services to information technology, communications and media companies. In this capacity Broadview is engaged in valuing such businesses, and maintains an extensive database of information technology, communications and media mergers and acquisitions for comparative purposes. As financial advisor to the Board, Broadview received a fee from NewsEdge upon the delivery of its Fairness Opinion. The Board selected Broadview because of its expertise, reputation and familiarity with NewsEdge.

    Pursuant to its agreement with Broadview, NewsEdge agreed to pay Broadview a fee for its financial advisory services in an amount equal to (i) a one time commitment fee of $50,000, (ii) a "success fee" upon closing of a business combination or other transaction of 2.00% of the first one hundred million dollars of consideration and 1.25% of consideration above the first one hundred million dollars with a minimum fee of $1,000,000 that will be reduced to $750,000 for certain types of transactions, (iii) a $250,000 payment for delivery of the Fairness Opinion, and (iv) all reasonable out of pocket costs and expenses.

    NewsEdge has entered into information provider license agreements in the ordinary course of its business with certain affiliates of Thomson (the "Thomson Affiliates"). In NewsEdge's most recent fiscal year, these agreements resulted in aggregate revenues to NewsEdge from its customers of approximately $2,817,600 and royalty payments from NewsEdge to the Thomson Affiliates in an aggregate amount of approximately $1,693,700.

    Except as described above, neither NewsEdge nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations with respect to the Offer or the Merger.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

    Donald L. McLagan, who together with his affiliates beneficially owns 2,149,999 Shares or approximately 10.6% of the outstanding Shares, sold 14,000 Shares during the period from July 24, 2001 to July 26, 2001. Except for the sale by Mr. McLagan and purchases in the ordinary course under NewsEdge's 1995 Employee Stock Purchase Plan, no transactions in the Shares have been effected during the past 60 days by NewsEdge or, to the knowledge of NewsEdge, any executive officer, director, affiliate or subsidiary of NewsEdge.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

    Except as described in this Schedule 14D-9, NewsEdge is not currently undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer or other acquisition of NewsEdge's securities by NewsEdge, any subsidiary of NewsEdge, or any other person; (2) an extraordinary transaction, such as a merger, reorganization or liquidation, involving NewsEdge or any subsidiary of NewsEdge; (3) a purchase, sale or transfer of a material amount of assets of NewsEdge or any subsidiary of NewsEdge; or (4) any material change in the present dividend rate or policy, or indebtedness or capitalization of NewsEdge.

    Except as described in this Schedule 14D-9, there are no transactions, resolutions of the Board, agreements in principle, or signed contracts in response to the Offer that relate to one or more of the events referred to in the preceding paragraph.

ITEM 8. ADDITIONAL INFORMATION

    MERGER SUB'S DESIGNATION OF PERSONS TO BE ELECTED TO THE BOARD

    The Information Statement attached as Annex A to this Schedule 14D-9 is being furnished in connection with the possible designation by Merger Sub, pursuant to the terms of the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of NewsEdge's stockholders.

    STATE TAKEOVER LAWS. NewsEdge is incorporated under the laws of the State of Delaware. In general, Section 203 of the DGCL prevents an "interested stockholder" (generally a person who owns or has the right to acquire 15% or more of a corporation's outstanding voting stock, or an affiliate or associate thereof) from engaging in a "business combination" (defined to include mergers and certain other transactions) with a Delaware corporation for a period of three years following the date such person became an interested stockholder unless, among other things, prior to such date, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became an interested stockholder. On August 6, 2001, prior to the execution of the Merger Agreement, the Board by unanimous vote of all directors approved the Merger Agreement and determined that the terms of the Offer and the Merger are fair to, and in the best interest of, the stockholders of NewsEdge. Accordingly,
Section 203 is inapplicable to the Offer and the Merger.

    A number of other states have adopted laws and regulations applicable to attempts to acquire securities of corporations which are incorporated, or have substantial assets, stockholders, principal executive offices or principal places of business, or whose business operations otherwise have substantial economic effects, in such states. In EDGAR v. MITE CORP., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute, which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987 in CTS CORP. v. DYNAMICS CORP. OF AMERICA, the Supreme Court held that the State of Indiana may, as a matter of corporate law and, in particular, with respect to those aspects of corporate law concerning corporate governance, constitutionally disqualify a potential acquirer from voting on the affairs of a target corporation without the prior approval of the remaining stockholders. The state law before the Supreme Court was by its terms applicable only to corporations that had a substantial number of stockholders in the state and were incorporated there.

    NewsEdge, directly or through its subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted takeover laws. NewsEdge does not know whether any of these laws will, by their terms, apply to the Offer or the Merger and has not complied with any such laws. Should any person seek to apply any state takeover law, NewsEdge will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover laws is applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer, NewsEdge might be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, Merger Sub might be unable to accept for payment any Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer, and the Merger. In such case, Merger Sub may not be obligated to accept for payment any Shares tendered.

    ANTITRUST. The parties intend to notify the German Federal Cartel Office (the "FCO") of the proposed Merger as soon as possible. After an initial review of the proposed Merger by the FCO, which may last for one month, the FCO will decide whether to clear the proposed Merger or open a second stage investigation, which may last for a further period of three months. If following the investigation, the FCO has found that the proposed Merger would create or strengthen a dominant position in Germany, the FCO may take such actions as it deems necessary or desirable in the public interest to prevent the proposed Merger from being implemented in respect of the German market.

    The parties intend to submit the proposed Merger for approval by the Brazilian antitrust authorities. The Secretariat for Economic Monitoring and Secretariat of Economic Law will consider the proposed Merger and each will issue an opinion to the Administrative Council for Economic Defense (the "Council"), Brazil's antitrust tribunal. This Council will make a decision with respect to the proposed Merger. The review of the proposed Merger by the Brazilian antitrust authorities may take longer than six months, but will not prevent the proposed Merger from taking effect; provided, however, if the Council decides that the Merger is anti-competitive, it may impose restrictions on the parties or order an unwinding of the Merger.

    Thomson and NewsEdge conduct operations in a number of jurisdictions where other regulatory filings or approvals may be required or advisable in connection with the completion of the Merger. Thomson and NewsEdge are currently in the process of reviewing whether filings or approvals may be required or desirable in these jurisdictions which may be material to Thomson and NewsEdge and its subsidiaries. It is possible that one or more of these filings may not be made, or one or more of these approvals, which are not as a matter of practice required to be obtained prior to effectiveness of a merger transaction, may not be obtained, prior to the Merger.

    REQUIRED VOTE OF STOCKHOLDERS

    Under the DGCL, if Merger Sub becomes the owner of 90% of the outstanding Shares as a result of the Offer, Merger Sub will be able to effect the Merger without the approval of NewsEdge's stockholders. However, if Merger Sub does not become the owner of 90% of the outstanding Shares, a meeting of stockholders will be required to approve the Merger. The affirmative vote of at least a majority of the outstanding Shares is required to approve the Merger. If Merger Sub consummates the Offer by acquiring at least a majority of the outstanding Shares, Merger Sub will be able to approve the Merger without the vote of any other stockholder.

    APPRAISAL RIGHTS

    Holders of the Shares do not have appraisal rights as a result of the Offer. However, if Merger Sub becomes the owner of 90% of the outstanding Shares and effects the Merger without approval of NewsEdge's stockholders, they can exercise appraisal rights in connection with the Merger. In addition, if Merger Sub does not acquire 90% of the outstanding Shares and calls a stockholders meeting to approve the Merger and if NewsEdge's Shares remain listed on a national securities exchange or are then quoted on the Nasdaq National Market or are held of record by more than 2,000 holders, NewsEdge stockholders will not have appraisal rights in connection with the Merger. However, if Merger Sub does not acquire 90% of the outstanding Shares and calls a stockholder meeting to approve the Merger and if NewsEdge's Shares are not listed on a national securities exchange or are not then quoted on the Nasdaq National Market or are not held of record by more than 2,000 holders, NewsEdge stockholders will have appraisal rights in connection with the Merger. Appraisal rights, including the procedures stockholders must follow in order effectively to demand and perfect such rights, are summarized under the caption "Appraisal Rights" in the Information Statement. The Delaware statute governing appraisal is attached to the Information Statement as Annex C.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS

Exhibit (a)(1)(i)    Offer to Purchase, dated August 21, 2001 (incorporated by
                     reference to Exhibit (a)(1) to the Schedule TO of Merger Sub filed on August 21, 2001).

Exhibit (a)(1)(ii)   Form of Letter of Transmittal (incorporated by reference to
                     Exhibit (a)(2) to the Schedule TO of Merger Sub filed on
                     August 21, 2001).

Exhibit (a)(2)(i)    Letter to Stockholders of NewsEdge, dated August 21, 2001.*

Exhibit (a)(2)(ii)   Fairness Opinion of Broadview International LLC, dated
                     August 6, 2001 (included as Annex B to this Schedule
                     14D-9).*

Exhibit (e)(1)       Agreement and Plan of Merger, dated as of August 6, 2001,
                     among NewsEdge, Thomson and Merger Sub.

Exhibit (e)(2)       Stockholders Agreement, dated as of August 6, 2001, among
                     Thomson, Merger Sub and certain stockholders of NewsEdge.

Exhibit (e)(3)       Confidentiality Agreement, dated as of May 16, 2001 by and between Broadview International LLC, on behalf of NewsEdge, and West Group.

Exhibit (e)(4)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Clifford M. Pollan.

Exhibit (e)(5)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Ronald Benanto.

Exhibit (e)(6)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Charles White.

Exhibit (e)(7)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Thomas Karanian.

Exhibit (e)(8)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and John Crozier.

Exhibit (e)(9)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and David Scott.

Exhibit (e)(10)      Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Alton Zink.

Exhibit (e)(11)      Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Lee Phillips.

Exhibit (e)(12)      Information Statement of NewsEdge, dated August 21, 2001
                     (included as Annex A to this Schedule 14D-9).*

ANNEX A              Information Statement

ANNEX B              Fairness Opinion of Broadview

ANNEX C              Delaware Statute Governing Appraisal

------------------------

*   Included with the Schedule 14D-9 mailed to stockholders.

                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                       NEWSEDGE CORPORATION

                                                       [LOGO]
                                                       By: Clifford M. Pollan
                                                       CHIEF EXECUTIVE OFFICER AND PRESIDENT
Dated: August 21, 2001

                                                                         ANNEX A

                              NEWSEDGE CORPORATION
                               80 BLANCHARD ROAD
                        BURLINGTON, MASSACHUSETTS 01803

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
              OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED,
                           AND RULE 14F-1 THEREUNDER

    This Information Statement is being mailed on or about August 21, 2001 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of NewsEdge Corporation, a Delaware corporation ("NewsEdge").

    On August 6, 2001, NewsEdge, The Thomson Corporation, a corporation incorporated under the laws of the Province of Ontario ("Thomson") and InfoBlade Acquisition Corporation, a Delaware corporation and an indirect wholly owned subsidiary of Thomson ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") pursuant to which Merger Sub will commence a tender offer (the "Offer") to purchase all the issued and outstanding shares of common stock, par value $0.01 per share, of NewsEdge (the "Common Stock" or the "Shares") at a price per share of $2.30, net to the seller in cash without interest. Following completion of the Offer and subject to the satisfaction or waiver of certain conditions contained in the Merger Agreement, Merger Sub will be merged with and into NewsEdge (the "Merger") and NewsEdge will become an indirect wholly owned subsidiary of Thomson. Pursuant to the Merger Agreement, Merger Sub commenced the Offer on August 21, 2001. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Tuesday, September 18, 2001, unless the Offer is extended in accordance with the terms of the Merger Agreement. The Merger Agreement provides that upon the consummation of the Offer, and from time to time thereafter, NewsEdge will cause certain designees of Merger Sub (the "Thomson Designees") to be elected to the Board of Directors of NewsEdge (the "Board"). If, however, the Merger Agreement is terminated or if Merger Sub does not accept Shares tendered for payment, then Merger Sub will not have any right to designate directors for election to the Board.

    This Information Statement is being mailed to you in accordance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 under the Exchange Act. This Information Statement supplements information in the Schedule 14D-9. Information herein relating to Thomson, Merger Sub or the Thomson Designees (as defined below) has been provided by Thomson and Merger Sub. You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the information contained in this Information Statement at this time.

    Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Schedule 14D-9.

    The Common Stock is the only class of voting securities of NewsEdge outstanding. Each share of Common Stock entitles the holder thereof to one vote. As of August 6, 2001, there were 18,621,403 shares of Common Stock outstanding and 432,000 shares of Common Stock held by NewsEdge in treasury.

                DESIGNEES TO THE BOARD OF DIRECTORS OF NEWSEDGE

    Pursuant to the Merger Agreement, promptly upon the purchase by Merger Sub of Shares pursuant to the Offer, and from time to time thereafter, Merger Sub will be entitled to designate a number of directors to the Board, rounded up to the next whole number (but rounded down if rounding up would cause the Thomson Designees to constitute the entire Board), equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected pursuant to Merger Sub's rights described herein) and (ii) the percentage that such aggregate number of Shares beneficially owned by Merger Sub or any affiliate of Merger Sub following such purchase bears to the aggregate number of Shares then outstanding. The Board is presently comprised of eight directors divided into three classes of directors (one class of two directors and two classes of three directors each) serving overlapping three-year terms. In order to appoint the Thomson Designees to the Board, NewsEdge will promptly take all actions necessary to cause the Thomson Designees to be elected as directors of NewsEdge, including increasing the size of the Board and/or securing the resignations of such numbers of incumbent directors. NewsEdge will use its reasonable best efforts to cause the Thomson Designees to constitute the same percentage as the Thomson Designees shall constitute of the entire Board of
(i) each committee of the Board, (ii) each board of directors of each subsidiary of NewsEdge, and (iii) each committee of each such board, in each case only to the extent permitted by applicable law. Until the Effective Time, NewsEdge will use its reasonable best efforts to ensure that at least two members of the Board and each committee of the Board and such boards and committees of each subsidiary of NewsEdge, as of August 6, 2001, who are not employees of NewsEdge, shall remain members of the Board and of such boards and committees.

    After the Thomson Designees have been elected or appointed to the Board and before the Effective Time, any amendment of the Merger Agreement, any amendment of NewsEdge's Certificate of Incorporation or By Laws, any termination of the Merger Agreement by NewsEdge, any extension by NewsEdge of the time for performance of any of the obligations of Thomson or Merger Sub under the Merger Agreement or the waiver of NewsEdge's rights thereunder will require the approval of a majority of the directors then in office who neither were Thomson Designees nor are employees of NewsEdge or any subsidiary of NewsEdge.

    It is currently anticipated that Thomson will designate one or more of the individuals listed on Appendix 1 to this Information Statement as directors of NewsEdge following consummation of the Offer. Thomson expects that such representation would permit Thomson to exert substantial influence over NewsEdge's conduct of its business and operations.

    Thomson has informed NewsEdge that each of the individuals listed on Appendix 1 has consented to serve as a director, if so designated. If necessary, Thomson may select additional or other Thomson Designees, subject to the requirements of Rule 14f-1. None of the potential Thomson Designees listed on Appendix 1 (i) is currently a director of, or holds any position with, NewsEdge,
(ii) has a familial relationship with any directors or executive officers of NewsEdge, or (iii) to NewsEdge's knowledge, beneficially owns any securities (or other rights to acquire any securities) of NewsEdge. Thomson has advised NewsEdge that, to Thomson's knowledge, none of the potential Thomson Designees listed on Appendix 1 has been involved in any transaction with NewsEdge or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "Commission"), except as may be disclosed in this Information Statement or in the Schedule 14D-9.

      CURRENT DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES OF NEWSEDGE

    The following table sets forth the directors, executive officers and key employees of NewsEdge, their ages and the positions currently held by each such person with NewsEdge. Ages are as of August 6, 2001. None of the directors, executive officers or key employees has any family relationship to any other director, executive officer or key employee of NewsEdge.

NAME                            AGE                              POSITION
----                          --------   --------------------------------------------------------
Clifford M. Pollan..........     44      Chief Executive Officer, President and Director

Ronald Benanto..............     52      Vice President--Finance, Chief Financial Officer,
                                         Treasurer and Assistant Secretary

Charles White...............     33      Vice President--E-Content Business

Thomas Karanian.............     38      Vice President--Development, Operations and Customer
                                         Service

John Crozier................     42      Vice President--North American Sales

David M. Scott..............     40      Vice President--Corporate Marketing

Alton Zink..................     46      Vice President--Human Resources

Lee Phillips................     48      Vice President--Product Marketing

Rory J. Cowan(2)............     48      Chairman of the Board of Directors

Michael E. Kolowich.........     47      Vice Chairman and Director

James D. Daniell,                37      Director
  Ph.D.(1)(2)...............

Murat H. Davidson, Jr.......     57      Director

William A. Devereaux(1).....     54      Director

Basil P. Regan(1)...........     60      Director

Peter Woodward(2)...........     28      Director

------------------------

(1) Member of Compensation Committee.

(2) Member of Audit Committee.

    CLIFFORD M. POLLAN joined NewsEdge in 1989 as a Vice President, served as Vice President--Sales and Marketing from May 1995 to March 1999 and as President and Chief Operating Officer from April 1999. In March 2000, Mr. Pollan was elected Chief Executive Officer and joined the Board of Directors. From 1986 to 1989, Mr. Pollan was a Director of Sales at Lotus Development Corporation, a computer software company.

    RONALD BENANTO joined NewsEdge in July 1999 as Vice President--Finance and Operations, Treasurer and Assistant Secretary. From February 1998 to July 1999, Mr. Benanto served as Vice President, Finance at Genesis Direct, Inc., a direct marketing and e-commerce company. From October 1991 to December 1997, Mr. Benanto was the Senior Vice President, Finance and Chief Financial Officer at Viewlogic Systems, Inc., an electronic design automation company.

    CHARLES WHITE joined NewsEdge in May 1993 as a Marketing Representative. In February 1996, Mr. White was promoted to Manager of New Business Development, a position he held until 1997. In August 1997, Mr. White was promoted to Director of Workgroup Sales. In May 1999, Mr. White became the Director of Middle Markets, a position he held until June 2000, when he was promoted to Vice President--E-Content Business.

    THOMAS KARANIAN joined NewsEdge in September 1994 as Director--Quality Engineering and served as Director--Client Services from December 1996 through August 1999, at which time he became Vice President--Client Services and Operations. Prior to joining NewsEdge, Mr. Karanian was Quality Engineer Manager at Lotus Development Corporation, a computer software company.

    JOHN CROZIER joined NewsEdge in June 1994 as an Account Manager. In
June 1997, Mr. Crozier was promoted to District Manager, a position he held until May 1998, when he was promoted to Area Director. In May 2000, Mr. Crozier was promoted to Vice President--North American Sales.

    DAVID M. SCOTT joined NewsEdge in November 1995 as Marketing Manager, Financial Markets. Mr. Scott became International Marketing Director in December 1997 and Corporate Marketing Director in December 1998. He has been in his current role of Vice President--Corporate Marketing since July 2000. Prior to joining NewsEdge, Mr. Scott was a Marketing Director in the e-Content division of Knight-Ridder, a news and information company.

    ALTON ZINK joined NewsEdge in March 1998 as Director--Human Resources.
Mr. Zink became Vice President--Human Resources in April 1999. Prior to joining NewsEdge, Mr. Zink was Director of Corporate Human Resources at PictureTel Corporation, a telecommunications company, from 1989 to 1998.

    LEE PHILLIPS joined NewsEdge in July 2000 as Vice President--Product and Content. Mr. Phillips became Vice President--Product Marketing in June 2001. Prior to joining NewsEdge, Mr. Phillips was Vice President of Marketing and Business Development at eCopyit.com, Inc., a document solutions internet portal, from 1999 to 2000. From 1996 to 1999, Mr. Phillips was the Senior Vice President of Marketing and Business at GammaGraphX, Inc., a document solutions company.

    RORY J. COWAN has served on the Board of NewsEdge since May 1993 and was elected Chairman in March 2000. Since December 1996, Mr. Cowan has been Chairman and Chief Executive Officer of Lionbridge Technologies, an international software services company. From 1991 to 1995, Mr. Cowan was an Executive Vice President of R.R. Donnelley & Sons Company, a supplier of commercial print and print-related services. During 1995 and 1996, Mr. Cowan was also the Chief Executive Officer of Stream International, Inc., a software services company. Mr. Cowan also served as Chairman of Interleaf, Inc. from October 1996 to January 1997. Mr. Cowan currently serves as a director of Fairmarket, Inc.

    MICHAEL E. KOLOWICH joined NewsEdge in February 1998 as Vice Chairman and Director in connection with NewsEdge's merger with Individual, Inc. From September 1996 to February 1998, Mr. Kolowich served as Individual's President, Chief Executive Officer and Chairman of the Board of Directors. Prior to joining Individual, Mr. Kolowich served from July 1996 until September 1996 as Vice President/Business Operations of Nets Inc., an Internet content provider formed in June 1996 when AT&T New Media Services, a provider of interactive online information services for business professionals, merged with Industry.Net.
Mr. Kolowich is a director of Learning Star Corp., a developer, manufacturer, and retailer of educational products.

    JAMES D. DANIELL, PH.D. became a director of NewsEdge in February 1998, in connection with NewsEdge's merger with Individual. Dr. Daniell served on Individual's board from 1997 until Individual's merger with NewsEdge.
Dr. Daniell has been Chief Executive Officer of Celarix, Inc., a collaborative logistics software company since March 2001. Prior to joining Celarix, Dr. Daniell was Chief Executive Officer of Order Trust LLC, an electronic commerce company, from November 1997 until March 2001. From February 1997 to November 1997, Dr. Daniell served as Chief Operating Officer and Vice President of Strategy and New Business Development at AT&T Networked

Commerce Services, an internet service provider. Dr. Daniell serves as Vice Chairman of the Massachusetts Software Council and is also on the Board of Advisors of espanol.com.

    MURAT H. DAVIDSON, JR. became a director of NewsEdge in June 2000.
Mr. Davidson has been Managing Director of K2 Advisors, an investment firm, since March 2001. Prior to joining K2 Advisors, Mr. Davidson was a Managing Director of Regan Partners L.P., a limited partnership specializing in investments in turnaround companies and special situations, from 1996 to March 2001.

    WILLIAM A. DEVEREAUX became a director of NewsEdge in February 1998, in connection with NewsEdge's merger with Individual. Mr. Devereaux served on Individual's board from 1989 until the merger. Mr. Devereaux has been Managing Director of American Capital Company, a venture capital and merchant banking company, since 1988.

    BASIL P. REGAN became a director of NewsEdge in March 2000. In 1989,
Mr. Regan founded and is presently a General Partner of Regan Partners, L.P. Mr. Regan is also President of Regan International Fund Ltd. and Regan Fund Management Ltd.

    PETER WOODWARD became a director of NewsEdge in March 2000. Since 1996, Mr. Woodward has been a research analyst with Regan Partners L.P. Prior to joining Regan Partners, Mr. Woodward was a research analyst for Munn, Bernhard & Associates, a New York investment management company, focusing on technology and related companies.

    The Board of Directors is divided into three classes, one of which consists of two directors and two of which consist of three directors each. Each director serves for a three-year term. All directors will hold office until their successors have been duly elected and qualified or until their earlier resignation or removal.

    Executive officers of the Corporation are elected by the Board of Directors on an annual basis and serve until their successors have been duly elected and qualified.

BOARD MEETINGS AND COMMITTEES

    The Board met 14 times during the fiscal year ended December 31, 2000. Each of the directors attended at least 75% of the meetings of the Board during fiscal 2000. NewsEdge established an Audit Committee and Compensation Committee during fiscal 1995. The Audit Committee of the Board, of which Messrs. Cowan, Daniell and Woodward are currently members, is responsible for reviewing the results and scope of audits and other services provided by NewsEdge's independent auditors. The Audit Committee did not meet during fiscal 2000. The Compensation Committee, whose members currently are Messrs. Daniell, Devereaux and Regan, makes recommendations concerning the salaries and incentive compensation of executive officers, employees and consultants to NewsEdge and administers NewsEdge's stock plans. The Compensation Committee met twice during fiscal 2000. The Board does not have a standing nominating committee.

DIRECTOR COMPENSATION

    On January 23, 1996, the Compensation Committee of the Board approved the Director Compensation Plan. Under the Director Compensation Plan, each non-employee director receives both an annual retainer of $5,000 and a fee of $1,000 for each Board meeting physically attended. A "non-employee director," for purposes of the Director Compensation Plan, is a director who is not an employee of NewsEdge. Non-employee directors are also reimbursed for their reasonable out-of-pocket travel expenses associated with their attendance at Board meetings. During the fiscal year ended December 31, 2000, Mr. Daniell earned $9,000, Mr. Devereaux earned $11,000, Mr. Davidson earned $8,000 and Messrs. Cowan, Regan and Woodward each earned $12,000 under the Director Compensation Plan.

    In addition, in order to provide an incentive to non-employee directors, options have been granted to non-employee directors pursuant to the 1995 Non-employee Director Stock Option Plan, as amended. Under this plan, each non-employee director received, on the date such person was first elected to the Board, an initial grant of an option to purchase 20,000 Shares, vesting over three years. A "non-employee director" for purposes of this plan, is a director, who is not an employee or officer of NewsEdge. Subsequent to the initial grant under this plan, each non-employee director who has attended at least 75% of the board meetings during the previous fiscal year received an option to purchase 2,500 shares of Common Stock, vesting on the first anniversary of the date of such grant. All options granted under this plan have an exercise price equal to the fair market value of the Common Stock on the date of grant. Each option granted under this plan will expire ten years from the date of grant. As of June 5, 2000, all options available under this plan had been granted, however NewsEdge continues to grant non-employee directors options under its 1995 Stock Plan, as amended.

    During the fiscal year ended December 31, 2000, Messrs. Cowan, Daniell and Devereaux each received options to purchase 2,500 shares at an exercise price of $2.75 per share. Messrs. Regan and Woodward each received options to purchase 20,000 shares at an exercise price of $2.00 per share and Mr. Davidson received options to purchase 20,000 shares at an exercise price of $2.75 per share.

                         REPORT OF THE AUDIT COMMITTEE

    The following is the report of the Audit Committee with respect to NewsEdge's audited financial statements for 2000. This report shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended (the "Securities Act") or under the Exchange Act by any general statement of incorporation by reference, but shall only be deemed to be incorporated by reference if NewsEdge specifically incorporates the information by reference. In addition, this report shall not otherwise be deemed soliciting material or filed under these Acts.

    The primary purpose of the Audit Committee of the Board of Directors is to assist the Board in fulfilling its oversight responsibilities by reviewing
(i) the financial information which is provided to the stockholders, governmental and regulatory bodies and others, (ii) the system of financial internal controls which management and the Board have adopted and (iii) the audit process. NewEdge's Audit Committee consists of three members of the Board of Directors, Rory J. Cowan, James D. Daniell and Peter Woodward, all of whom are "independent directors" for purposes of the National Association of Securities Dealers' listing standards. All members of the Audit Committee are financially literate and Rory J. Cowan, chairman of the Audit Committee, has extensive financial management experience. The Board adopted a written charter for the Audit Committee on May 4, 2000, a copy of which is attached hereto as Appendix 2.

    Management is responsible for the preparation, presentation and integrity of NewsEdge's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors, Arthur Andersen LLP, are responsible for performing an independent audit of the consolidated financial statements in accordance with generally accepted auditing standards. The Audit Committee discussed with NewsEdge's independent auditors the overall scope and plans for the audit. The Audit Committee meets with NewsEdge's internal finance and accounting staff and its independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of NewsEdge's internal controls and the overall quality of NewsEdge's financial reporting.

    The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended December 31, 2000, with NewsEdge's management and the independent auditors. The Audit Committee discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended. In addition, the Committee has discussed with the independent auditors the auditor's independence from

NewsEdge and its management, including the matters in the written disclosures required by Independence Standards Boards Standard No. 1, Independence Discussions with Audit Committee. Based upon these reviews and discussion, the Audit Committee recommended to the Board of Directors, and the Board of Directors approved, that the audited financial statements be included in NewsEdge's Annual Report on SEC Form 10-K for the fiscal year ended
December 31, 2000.

    The members of the Audit Committee are not professionally engaged in the practice of auditing or accounting and are not experts in the fields of auditing or accounting, including in respect of auditor independence. Members of the committee rely without independent verification on the information provided to them and on the representations made by management and the independent auditors. Accordingly, the Audit Committee's oversight does not provide an independent basis to determine that management has maintained appropriate accounting and financial reporting principles or appropriate internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Furthermore, the Audit Committee's considerations and discussions referred to above do not assure that the audit of NewsEdge's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with generally accepted accounting principles or that Arthur Andersen LLP is in fact "independent" as required by the Nasdaq National Market.

AUDIT COMMITTEE:

Rory J. Cowan
James D. Daniell
Peter Woodward

                     MANAGEMENT AND PRINCIPAL STOCKHOLDERS

    The following table presents information as to the beneficial ownership of Shares as of August 6, 2001 by:

    - each stockholder known by NewsEdge to be the beneficial owner of more than 5% of the Shares;

    - each director of NewsEdge;

    - each named executive officer of NewsEdge; and

    - all of NewsEdge's directors and executive officers as a group.

    Beneficial ownership is determined under the rules of the Commission and generally includes voting or investment power with respect to securities. Unless indicated below, to NewsEdge's knowledge, the persons and entities named in the table have sole voting and sole investment power with respect to all Shares beneficially owned, subject to community property laws where applicable. Shares subject to options that are currently exercisable or exercisable within 60 days of August 6, 2001 are deemed to be outstanding and to be beneficially owned by the person holding the options for the purpose of computing the percentage ownership of any other person. Unless indicated below, the address for each listed stockholder is c/o NewsEdge Corporation, 80 Blanchard Road, Burlington, Massachusetts 01803.

    The percentage of Shares outstanding as of August 6, 2001 is based on 18,621,403 Shares outstanding on that date and 1,722,728 Shares issuable pursuant to outstanding options and warrants exercisable within 60 days of August 6, 2001.

                                                                  SHARES
                                                               BENEFICIALLY        PERCENTAGE
NAME                                                              OWNED        BENEFICIALLY OWNED
----                                                          --------------   ------------------
PRINCIPAL STOCKHOLDERS(1):
Donald L. McLagan(2)........................................    2,149,999              10.6%

DIRECTORS:
Rory J. Cowan(3)............................................      122,794                 *
Michael E. Kolowich(4)......................................      113,861                 *
William A. Devereaux(5).....................................      286,557              1.41%
James D. Daniell, Ph.D.(6)..................................       31,500                 *
Basil P. Regan(7)...........................................    5,707,197             28.05%
Murat H. Davidson, Jr.(8)...................................      120,556                 *
Peter Woodward(9)...........................................       12,666                 *

NAMED OFFICERS:
Clifford M. Pollan(10)......................................      650,243              3.20%
Ronald Benanto(11)..........................................      198,077                 *
Thomas Karanian(12).........................................      123,538                 *
Jon McNerney(13)............................................           --                --
Charles White(14)...........................................      101,849                 *

ALL DIRECTORS AND EXECUTIVE OFFICERS AS A GROUP:
(16 persons)(15)............................................    7,701,410             37.86%

------------------------

   * Represents less than 1% of the outstanding shares.

 (1) This information was obtained from filings made with the SEC pursuant to Sections 13(d) and 13(g) of the Securities and Exchange Act of 1934, as amended, and from information provided to NewsEdge by Mr. McLagan.

 (2) Includes 444,442 Shares held in trust for the benefit of Mr. McLagan's two children, of which Mr. McLagan's wife is the sole trustee. Mr. McLagan disclaims beneficial ownership of such Shares.

 (3) Includes 525,000 Shares issuable pursuant to outstanding stock options and warrants exercisable within 60 days of August 6, 2001.

 (4) Includes 8,000 Shares issuable pursuant to outstanding warrants exercisable within 60 days of August 6, 2001.

 (5) Includes 56,001 Shares issuable pursuant to outstanding stock options exercisable within 60 days of August 6, 2001.

 (6) Includes 25,000 Shares issuable pursuant to outstanding stock options exercisable within 60 days of August 6, 2001.

 (7) Includes 3,172,382 Shares held by Regan Partners, L.P.; 1,225,000 Shares held by the Regan International Fund, L.P.; 445,588 Shares held by The Wellcome Trust JD-84; 353,500 Shares held by Deutsche Daiwa Super Hedge Fund, L.P.; Mr. Regan is President and sole stockholder of Regan Fund Management, Ltd., general partner of Regan Partners L.P., Regan Fund Management Ltd. is the investment manager for Regan International Fund L.P., provides investment management services to The Wellcome Trust JD-84 and has a trading advisory agreement with Deutsche Daiwa Super Hedge Fund, L.P. Also includes 19,999 Shares issuable to Mr. Regan pursuant to outstanding stock options and warrants exercisable within 60 days of August 6, 2001; 173,333 Shares issuable to Regan Partners, L.P. pursuant to outstanding warrants exercisable within 60 days of August 6, 2001; 73,333 Shares issuable to Regan International Fund, L.P. pursuant to outstanding warrants exercisable within 60 days of August 6, 2001; and 153,333 Shares issuable to The Wellcome Trust JD-84 pursuant to outstanding warrants exercisable within 60 days of August 6, 2001.

 (8) Includes 5,000 Shares held by the 1992 Davidson Family Trust. Also includes 8,500 Shares held by Mr. Davidson's daughter and 23,529 Shares held by H.G. Wellington, Custodian for the benefit of the Murat H. Davidson Rollover IRA. Also includes 13,333 Shares issuable to H.G. Wellington, Custodian for the benefit of the Murat H. Davidson Rollover IRA pursuant to outstanding warrants exercisable within 60 days of August 6, 2001. Mr. Davidson disclaims beneficial ownership of such Shares. Also includes 13,333 Shares issuable to Mr. Davidson pursuant to outstanding warrants exercisable within 60 days of August 6, 2001

 (9) Includes 6,666 Shares issuable pursuant to outstanding stock options exercisable within 60 days of August 6, 2001.

 (10) Includes 522,499 Shares issuable pursuant to outstanding stock options and warrants exercisable within 60 days of August 6, 2001.

 (11) Includes 188,665 Shares issuable pursuant to outstanding stock options and warrants exercisable within 60 days of August 6, 2001.

 (12) Includes 123,538 Shares issuable pursuant to outstanding stock options and warrants exercisable within 60 days of August 6, 2001.

 (13) Mr. McNerney resigned from NewsEdge effective January 15, 2001.

 (14) Includes 61,849 Shares issuable pursuant to outstanding stock options and warrants exercisable within 60 days of August 6, 2001.

 (15) Includes 1,722,728 Shares issuable pursuant to outstanding stock options and warrants exercisable within 60 days of August 6, 2001.

                             EXECUTIVE COMPENSATION

EXECUTIVE COMPENSATION SUMMARY

    The following table sets forth summary information concerning the compensation paid or earned for services rendered to NewsEdge in all capacities during the fiscal years ended December 31, 2000, 1999, and 1998 to (i) each individual who served as NewsEdge's Chief Executive Officer for the fiscal year ended December 31, 2000 and (ii) each of the other four most highly compensated executive officers of NewsEdge who received total annual salary and bonus in excess of $100,000 in the fiscal year ended December 31, 2000 (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                              LONG-TERM
                                                                             COMPENSATION
                                                                              SECURITIES
                                                              COMPENSATION    UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION       YEAR     ANNUAL SALARY($)   BONUS ($)(1)    OPTIONS(#)    COMPENSATION($)(2)
---------------------------     --------   ----------------   ------------   ------------   ------------------
Donald L. McLagan(3) .........    2000          38,542            16,713             --          147,298(4)
Chairman, Chief Executive         1999         176,827            13,779             --              800
Officer and Director              1998         156,000            19,991        100,500              800

Clifford M. Pollan(3) ........    2000         232,496            89,780        300,000              840
President and Chief Executive     1999         172,497            44,690        120,000              800
Officer and Director              1998         156,000            35,591         80,500              800

Ronald Benanto ...............    2000         182,313            65,000         75,000               --
Vice President-Finance, Chief     1999          85,479            21,981        150,000               --
Financial Officer, Treasurer &    1998              --                --             --               --
Assistant Secretary

Thomas Karanian ..............    2000         158,000           111,779         75,000            2,304
Vice President--Development,      1999         135,250            18,922         20,845           11,300
Operations and Customer           1998          91,500            13,313         16,750            2,289
Service

Jon McNerney(5) ..............    2000         241,500           148,978        130,000            1,260
Senior Vice President--           1999         238,500            19,991         40,000           26,707
Worldwide Sales                   1998         174,000                --         50,500            1,200

Charles White ................    2000         160,000           101,256         77,000           17,910
Vice President--E-Content         1999          86,333                --         10,845          106,910
Business                          1998          58,083             6,487         13,966           59,656

------------------------

(1) Includes bonuses earned with respect to services rendered in the fiscal year indicated, whether or not such bonus was actually paid during such fiscal year.

(2) Represents matching contributions made by NewsEdge to the Named Executive Officer under NewsEdge's 401(k) plan, commissions paid and gains on stock option exercises.

(3) Mr. McLagan retired as NewsEdge's Chairman and Chief Executive Officer and as a Director of NewsEdge in March 2000. Effective March 14, 2000,
    Mr. Pollan was named Chief Executive Officer and was appointed to the Board of Directors.

(4) Also includes severance payments made to Mr. McLagan subsequent to his retirement in March 2000.

(5) Mr. McNerney resigned from NewsEdge effective January 15, 2001.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR

    The following table provides certain information concerning grants of options to purchase NewsEdge's Common Stock made during the year ended
December 31, 2000 to each of the Named Executive Officers. No stock appreciation rights ("SARs") were granted during the fiscal year ended December 31, 2000.

                     OPTION/SAR GRANTS IN LAST FISCAL YEAR
                               INDIVIDUAL GRANTS

                                    NUMBER OF     PERCENT OF TOTAL
                                    SECURITIES      OPTIONS/SARS
                                    UNDERLYING       GRANTED TO      EXERCISE OR                  GRANT DATE
                                   OPTIONS/SARS     EMPLOYEES IN     BASE PRICE    EXPIRATION   PRESENT $/VALUE
NAME                                 GRANTED        FISCAL YEAR       ($/SHARE)       DATE            (1)
----                               ------------   ----------------   -----------   ----------   ---------------
Donald L. McLagan................           --            --               --             --              --
Clifford M. Pollan...............      300,000(2)       13.3%           $2.25        4/13/10        $570,000
Ronald Benanto...................       75,000(2)        3.3%           $2.25        4/13/10        $142,500
Thomas Karanian..................       75,000(2)        3.3%           $2.25        4/13/10        $142,500
Jon McNerney.....................      130,000(2)        5.8%           $2.25        4/13/10        $247,000
Charles White....................       42,500(2)                       $2.25        4/13/10        $ 80,750
                                        34,500(2)        3.4%(3)        $2.00         6/5/10        $ 65,550

------------------------

(1) In accordance with Securities and Exchange Commission rules, the Black-Scholes option pricing model was chosen to estimate the grant date present value of the options set forth in this table. NewsEdge's use of this model should not be construed as an endorsement of its accuracy at valuing options. All stock option valuation models, including the Black-Scholes model, require a prediction about the future movement of the stock price. The following assumptions were made for purposes of calculating the Grant Date Present Value: an option term of 5 years, volatility at 1.41, interest rate at (5.17-6.69)%. The real value of the options in this table depends upon the actual performance of NewsEdge's stock during the applicable period.

(2) One-half of all options granted will vest six months from the grant date with the remainder vesting on the one year anniversary of the grant date.

(3) Represents percentage of the total options granted of 77,000 shares.

                                                                                                 VALUE OF UNEXERCISED
                                                                   NUMBER OF UNDERLYING              IN-THE-MONEY
                                                                        UNEXERCISED                OPTIONS AT FISCAL
                                                                  OPTIONS/SARS AT FISCAL               YEAR-END
                                                                         YEAR-END             ---------------------------
                             SHARES ACQUIRED                    ---------------------------   EXERCISABLE   UNEXERCISABLE
NAME                           ON EXERCISE     VALUE REALIZED   EXERCISABLE   UNEXERCISABLE     ($)(1)         ($)(1)
----                         ---------------   --------------   -----------   -------------   -----------   -------------
Donald L. McLagan..........            --             --           71,333         29,167              --          --
Clifford M. Pollan.........            --             --          320,907        224,593              --          --
Ronald Benanto.............            --             --          108,333        116,667              --          --
Thomas Karanian............            74           $264           79,076         54,302              --          --
Jon McNerney...............            --             --           92,915        162,984              --          --
Charles White..............            --             --           65,342         43,799              --        $232

------------------------

(1) Value is based on the difference between the option exercise price and the fair market value at December 29, 2000 ($0.906 per share as quoted on the Nasdaq National Market) multiplied by the number of shares underlying the option.

                             EMPLOYMENT AGREEMENTS

    On January 18, 2001, Mr. Pollan, Mr. Benanto, Mr. White, Mr. Karanian,
Mr. Crozier, Mr. Scott, Mr. Zink and Mr. Phillips (each an "Officer") each entered into employment agreements with NewsEdge. On April 1, 2001 Mr. Pollan, Mr. Benanto, Mr. White, Mr. Karanian, Mr. Crozier and Mr. Phillips entered into an amended employment agreement that amended and replaced their January 18, 2001 agreements (each of these amended agreements and the January 18, 2001 agreements of Messrs. Scott and Zink, the "Original Employment Agreements"). Unless employment is terminated earlier, each Original Employment Agreement provides for an undefined term of employment until either party gives notice of termination with at least 30 days written notice.

    The Original Employment Agreements provide for annual base salaries of $275,000 for Mr. Pollan, $210,000 for Mr. Benanto, $185,000 for each of
Messrs. White and Karanian, $180,000 for Mr. Crozier, $160,000 for Mr. Scott and $150,000 for each of Messrs. Zink and Phillips. Each Officer is also eligible to participate in NewsEdge's standard benefit plans, accrue paid vacation time and receive an annual performance-based bonus of up to 50% of each Executive's annual salary. The Original Employment Agreements would entitle each Officer to a "change of control" bonus. This "change of control" bonus would be equal to six months' compensation, including base salary and target bonus, for each of the Officers (other than Mr. Pollan) and 12 months' compensation, including base salary and target bonus for Mr. Pollan.

    In connection with the Offer and the Merger, on August 6, 2001, each of the Officers entered into an Amended and Restated Employment Agreement with NewsEdge for one year terms (the "Amended Employment Agreements"), which supersede each Officer's Original Employment Agreement (provided that the Merger Agreement is not terminated prior to the Effective Time in which case the Amended Employment Agreements shall automatically terminate and have no further force or effect and the Original Employment Agreements shall be automatically reinstated upon the termination of the Merger Agreement prior to the Effective Time). Accordingly, no "change of control" bonus will be payable pursuant to the Original Employment Agreements. The Amended Employment Agreements provide annual base salaries for each Officer which are equal to those provided under the Original Employment Agreements.

    Under the Amended Employment Agreements upon the earlier of to occur of the date of the purchase of the Shares pursuant to the Offer and the date of the Effective Time of the Merger, each Officer will be paid the one-time "change of control" bonus equal to the amount that would be payable to the Officer under such Officer's Original Employment Agreement, as described above. The Amended Employment Agreements further provide that if the Officer is an active employee of NewsEdge on the one-year anniversary of the date of the Amended Employment Agreement, the Officer will be paid, in the case of all Officers other than Mr. Pollan, a bonus equal to 12 months' base salary and in the case of Mr. Pollan a bonus equal to $365,000.

    The Amended Employment Agreements also provide that during the term of the Amended Employment Agreement and, with respect to clauses (i), (iii) and
(iv) below, for a period equal to 12 months after the termination of the Officer's employment by NewsEdge (or any affiliate thereof) or, with respect to clause (ii) below, 18 months after the termination of the Officer's employment by NewsEdge (or any affiliate thereof) (the "Restricted Period"), the Officer shall not (i) engage in certain restricted activities, including engaging in the businesses of developing, operating, offering for sale and selling news or other current information or software-based solutions pertaining thereto to corporations and other businesses, government agencies, universities and other academic institutions and professional services providers; (ii) be an employee or consultant of, or provide services to, certain competitors of NewsEdge or any of their respective direct or indirect subsidiaries; (iii) subject to certain exceptions, have an interest in any person engaged in the restricted activities set forth in clause (i) above in any capacity, including, without limitation, as a partner, shareholder, officer, director, principal, agent, employee, trustee or consultant or any other relationship or capacity; or (iv) interfere with business relationships between NewsEdge or any of its affiliates and customers or suppliers of NewsEdge or any of its affiliates.

    Each of the Officers agreed that, during the term of the Amended Employment Agreement and at all times thereafter, they shall treat as confidential and, except as required in the performance of their duties and responsibilities under their Amended Employment Agreement, not disclose, publish or otherwise make available to the public or to any individual, firm or corporation any confidential information of NewsEdge or Thomson (and its affiliates) except if the confidential information (i) becomes generally available to the public other than as a result of a disclosure by the Officer, (ii) was available to the Officer on a non-confidential basis prior to his employment with NewsEdge or
(iii) becomes available to the Officer on a non-confidential basis from a source other than NewsEdge or Thomson (and it affiliates) or any of their business partners, provided that such source is not bound by a confidentiality agreement with NewsEdge or Thomson or any such business partners.

    The Amended Employment Agreements also provide that during the Restricted Period, the Officer shall not (i) hire or attempt to hire, or (ii) solicit or entice or attempt to solicit or entice away, any person who is (at the applicable time or was within the six month period prior to any such hire, solicitation or enticement) an officer, employee or consultant of NewsEdge or Thomson Legal & Regulatory (including without limitation The Dialog Corporation plc ("Dialog")) (in the case of clause (i) above) or NewsEdge or Thomson (in the case of clause (ii) above), as applicable, either for his own account or for any individual, firm or corporation, whether or not such person would commit any breach of his contract of employment by reason of leaving the service of NewsEdge, Thomson or Thomson Legal & Regulatory (including without limitation Dialog), as applicable.

    Each Officer further agreed that all discoveries, inventions, processes, methods and improvements, conceived, developed or otherwise made by the Officer at any time, alone or with others in any way relating to NewsEdge's present or future business or products, whether patentable or subject to copyright protection and whether or not reduced to practice, during the period of the Officer's employment with NewsEdge (the "Developments"), shall be the sole property of NewsEdge and assigned to NewsEdge all of the Officer's right, title and interest throughout the world in and to all such Developments.

           COMPENSATION COMMITTEE'S REPORT ON EXECUTIVE COMPENSATION

    This report is submitted by the Compensation Committee. The Compensation Committee during fiscal year 2000 initially comprised Ms. June Rokoff and Messrs. Cowan and Daniell, each of whom are non-employee directors. In
March 2000, subsequent to Ms. Rokoff's resignation from the Board of Directors, the Compensation Committee was re-constituted to comprise Messrs. Daniell, Devereaux and Regan, who are also non-employee directors. Pursuant to authority delegated by the Board of Directors, the Compensation Committee is responsible for reviewing and administering NewsEdge's stock plans and reviewing and approving compensation matters concerning the executive officers, employees and consultants to NewsEdge.

    CASH COMPENSATION. Messrs. McLagan, Pollan, Benanto, Karanian, McNerney and White each received annual base salaries of $38,542, $232,496, $182,313, $158,000, $241,500 and $160,000, respectively through December 31, 2000. The
Compensation Committee attempts to keep the base salary for NewsEdge's executive officers competitive by comparing it with those of other companies in the syndicated content and electronic publishing technologies industries and other companies with similar market capitalizations. The Compensation Committee's goal is to align the interests of NewsEdge's executive officers with its stockholders by incenting them through performance based bonuses and equity compensation.

    On February 13, 1997, the Compensation Committee of the Board of Directors approved a short-term cash incentive compensation plan (the "Accountability Group Bonus Plan"), which provides that the executive officers, along with other designated members of senior management, receive bonuses based upon NewsEdge's financial performance in the current fiscal year. Each executive officer's bonus may range from zero to a maximum amount determined by reference to the final audited financial statements of NewsEdge. During the fiscal year ended
December 31, 2000, Messrs. McLagan, Pollan, Benanto, Karanian, McNerney and White each earned a bonus of $16,713, $89,780, $65,000, $111,779, $148,978 and
$101,256, respectively pursuant to the Accountability Group Bonus Plan.

    EQUITY COMPENSATION. NewsEdge's equity compensation program is designed to provide long-term incentives to executive officers to encourage executive officers to remain with NewsEdge and to provide executives with the opportunity to obtain significant, long-term stock ownership. The Compensation Committee generally grants options that become exercisable over a three-year period and that have exercise prices equal to the fair market value of the Common Stock on the date of grant. However, in the case of executive officers who beneficially own more than ten percent (10%) of NewsEdge's Common Stock, the Internal Revenue Code of 1986, as amended, requires that the exercise price of incentive stock options granted to such executive officers be 110% of the fair market value of the Common Stock on the date of grant. In 2000, pursuant to the 1995 Stock Plan, the compensation Committee granted 299,998 non-qualified stock options to Mr. Pollan, 74,996 non-qualified stock options to Mr. Benanto, 75,000 non-qualified stock options to Mr. Karanian, 130,000 non-qualified stock options to Mr. McNerney, and 51,751 non-qualified stock options to Mr. White. In addition, the Compensation Committee granted two incentive stock options to Mr. Pollan, four incentive stock options to Mr. Benanto, 25,249 incentive stock options to Mr. White and 2,688 incentive stock options to Mr. Karanian.

    OTHER BENEFITS. NewsEdge also has various broad-based employee benefit plans. Executive officers participate in these plans on the same terms as eligible, non-executive employees, subject to any legal limits on the amounts that may be contributed or paid to executive officers under these plans. NewsEdge offers a stock purchase plan under which employees may purchase Common Stock at a discount. NewsEdge also maintains insurance and other benefit plans for its employees.

    TAX DEDUCTIBILITY OF EXECUTIVE COMPENSATION.  In general, under
Section 162(m) of the Internal Revenue Code of 1986, as amended (the "Code"), NewsEdge cannot deduct for federal income tax purposes, compensation in excess of $1 million paid to certain executive officers. This deduction limitation does not apply, however, to compensation that constitutes "qualified performance-based compensation" within the meaning of Section 162(m) of the Code and the Treasury Regulations promulgated thereunder. The Compensation Committee has considered the limitations on deductions imposed by Section 162(m) of the Code, and it is the Compensation Committee's present intention that, for so long as it is consistent with its overall compensation objective, substantially all tax deductions attributable to executive compensation will not be subject to the deduction limitations of Section 162(m) of the Code.

    Respectfully submitted by the members of the Compensation Committee of the Board of Directors:

    William A. Devereaux
    James D. Daniell
    Basil P. Regan
    June Rokoff (1)

------------------------

(1) Ms. Rokoff resigned from the Compensation Committee and the Board of Directors on March 13, 2000.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    Interlocks. The Compensation Committee during fiscal year 2000 was initially comprised of Ms. June Rokoff and Messrs. Cowan and Daniell. In March 2000, subsequent to Ms. Rokoff's resignation, NewsEdge's Compensation Committee was reconstituted and currently consists of Messrs. Daniell, Devereaux and Regan. No executive officer of NewsEdge served as a member of the compensation committee of another entity (or other committee of the board of directors performing equivalent functions or, in the absence of any such committee, the entire board of directors) of which either Messrs. Daniell, Devereaux or Regan is an executive officer.

                            STOCK PRICE PERFORMANCE

    The following graph compares the percentage change in the cumulative total stockholder return on NewsEdge's Common Stock during the period from NewsEdge's initial public offering on August 11, 1995 through December 31, 2000, with the cumulative total return for the Nasdaq Stock Market (U.S. Companies) and the Nasdaq Computer and Data Processing Services Stock Index (the "Nasdaq Computer Index"). The comparison assumes $100 were invested on August 11, 1995 in NewsEdge Common Stock at the $15.00 initial offering price and in each of the foregoing indices and assumes reinvestment of dividends, if any.

EDGAR REPRESENTATION OF DATA POINTS USED IN PRINTED GRAPHIC

          NEWSEDGE CORPORATION  NASDAQ COMPOSITE  NASDAQ COMPUTER
8/11/95                $100.00           $100.00          $100.00
9/29/95                $232.00           $104.00          $102.00
12/29/95               $163.00           $105.00          $106.00
3/29/96                $245.00           $110.00          $111.00
6/28/96                $222.00           $119.00          $124.00
9/30/96                $193.00           $124.00          $126.00
12/31/96               $128.00           $130.00          $131.00
3/31/97                 $85.00           $122.00          $122.00
6/30/97                 $73.00           $145.00          $156.00
9/30/97                 $68.00           $169.00          $171.00
12/31/97                $61.00           $159.00          $161.00
3/31/98                 $94.00           $186.00          $213.00
6/30/98                 $66.00           $191.00          $236.00
9/30/98                 $58.00           $173.00          $223.00
12/31/98                $78.00           $223.00          $288.00
3/31/99                 $57.00           $251.00          $347.00
6/30/99                 $52.00           $275.00          $361.00
9/30/99                 $62.00           $281.00          $374.00
12/31/99                $78.00           $415.00          $634.00
3/31/00                 $28.00           $467.00          $624.00
6/30/00                 $17.00           $406.00          $510.00
9/30/00                 $13.00           $374.00          $471.00
12/31/00                 $6.00           $250.00          $291.00

------------------------

(1) Prior to August 11, 1995 NewsEdge's Common Stock was not publicly traded. Comparative data is provided only for the period since that date. This chart is not "solicited material", is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference in any filings of NewsEdge under the Securities Act or the Exchange Act whether made before or after the date hereof and irrespective of any general incorporation language in any such filing.

(2) The stock price performance shown on the graph is not necessarily indicative of future price performance. Information used on this graph was obtained from the Nasdaq National Market System and the Nasdaq Computer indices were prepared for Nasdaq by the Center for Research in Security Prices at the University of Chicago, a source believed to be reliable, although NewsEdge is not responsible for any errors or omissions in such information.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    William Blair & Company, an affiliate of William Blair Venture Partners III ("Blair"), is a customer of NewsEdge and was billed an aggregate of approximately $115,000 in NewsEdge subscriber fees in the year ended
December 31, 2000. Ms. Carnahan, a general partner of Blair, served on the Board of Directors of NewsEdge through March 2000.

    In connection with NewsEdge's merger with Individual, Inc., NewsEdge entered into an employment agreement with Michael E. Kolowich, NewsEdge's Vice Chairman and Director and formerly the Chairman, President and Chief Executive Officer of Individual. Under this employment agreement, Mr. Kolowich served as a full-time senior executive consultant to NewsEdge from February 24, 1998 (the effective date of the merger with Individual (the "Individual Effective Date") until April 30, 1998 (the "Transition Period"). From May 1, 1998 until the third anniversary of the Individual Effective Date, Mr. Kolowich served as a senior executive consultant to NewsEdge (the "Remaining Term"). Furthermore, during the term of his employment agreement, NewsEdge agreed to take all action necessary and proper to cause Mr. Kolowich to be elected to NewsEdge's Board of Directors and to serve as the Vice Chairman of NewsEdge. Pursuant to the employment agreement, Mr. Kolowich received a salary at the annual rate of $350,000 during the Transition Period and $50,000 during the Remaining Term. Mr. Kolowich was eligible to participate in the benefits plans maintained by NewsEdge during the term of the employment agreement. Also, under the terms of the employment agreement, Mr. Kolowich will be bound by non-competition and non-disclosure requirements. Upon the Individual Effective Date, NewsEdge assumed all stock options then held by Mr. Kolowich all of which became immediately exercisable, with the exception of 784 shares.

    In March 2000, NewsEdge entered into a severance agreement and release with Donald L. McLagan in connection with his retirement as Chief Executive Officer and Chairman. Under the terms of the severance agreement and release, Mr. McLagan received severance at an annual rate of $185,000 commencing
March 14, 2000 up to and through March 14, 2001. NewsEdge further agreed that Mr. McLagan's options would be exercisable until March 14, 2001. Also under the terms of the severance agreement and release, Mr. McLagan was bound by non-competition, non-solicitation and non-disclosure requirements through March 14, 2001.

    On January 18, 2001 each Officer entered into employment agreements with NewsEdge. On April 1, 2001, Mr. Pollan, Mr. Benanto, Mr. White, Mr. Karanian, Mr. Crozier and Mr. Phillips entered into an amended employment agreement that amended and replaced their January 18, 2001 agreements (each of these amended agreements and the January 18, 2001 agreements of Messrs. Scott and Zink, the "Original Employment Agreements"). Unless employment is terminated earlier, each Original Employment Agreement provides for an undefined term of employment until either party gives notice of termination with at least 30 days written notice.

    The Original Employment Agreements provide for annual base salaries of $275,000 for Mr. Pollan, $210,000 for Mr. Benanto, $185,000 for each of
Messrs. White and Karanian, $180,000 for Mr. Crozier, $160,000 for Mr. Scott and $150,000 for each of Messrs. Zink and Phillips. Each Officer is also eligible to participate in NewsEdge's standard benefit plans, accrue paid vacation time and receive an annual performance-based bonus of up to 50% of each Executive's annual salary. The Original Employment Agreements would entitle each Officer to a "change of control" bonus. This "change of control" bonus would be equal to six months' compensation, including base salary and targeted bonus, for each of the Officers (other than Mr. Pollan) and 12 months' compensation, including base salary and target bonus for Mr. Pollan.

    In connection with the Offer and the Merger, each of the Officers have entered into an Amended Employment Agreement with NewsEdge for one year terms, which supersedes each Officer's Original Employment Agreement (provided that the Merger Agreement is not terminated prior to the Effective Time in which case the Amended Employment Agreement shall automatically terminate and have no further force or effect and the Original Employment Agreement shall be automatically reinstated upon such termination of the Merger Agreement). Accordingly, no "change of control" bonus will be payable pursuant to the Original Employment Agreements.

    The Amended Employment Agreements provide annual base salaries for each Officer which are equal to those provided under the Original Employment Agreements.

    Under the Amended Employment Agreements upon the earlier to occur of the date of the purchase of the Shares pursuant to the Offer and the date of the Effective Time of the Merger, each Officer will be paid the one-time "change of control" bonus equal to the amount that would be payable to the Officer under such Officer's Original Employment Agreement, as described above. The Amended Employment Agreements further provide that if the Officer is an active employee of NewsEdge on the one-year anniversary of the date of the Amended Employment Agreement, the Officer will be paid, in the case of all Officers other than Mr. Pollan, a bonus equal to 12 months' base salary and in the case of Mr. Pollan a bonus equal to $365,000. See "Employment Agreements" above.

                         COMPLIANCE UNDER SECTION 16(a)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

    Section 16(a) of the Exchange Act requires NewsEdge's directors and executive officers, and persons who own more than 10% of a registered class of NewsEdge's equity securities (collectively, "Insiders"), to file initial reports of ownership and reports of changes in ownership with the Commission. The Commission regulations also require Insiders to furnish NewsEdge with copies of all Section 16(a) forms they file. Based solely on its review of the copies of the forms furnished to NewsEdge and written representations from directors and executive officers, NewsEdge believes that its Insiders complied with all applicable Section 16(a) filing requirements for 2000.

                                APPRAISAL RIGHTS

    No appraisal rights are available in connection with the Offer. Notwithstanding the foregoing, if the Merger is consummated, holders of Shares who have not tendered their Shares or, if applicable, voted in favor of the Merger will have certain rights under the Delaware General Corporation Law (the "DGCL") to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Holders of Shares who perfect such rights by complying with the procedures set forth in Section 262 of the DGCL ("Section 262") will have the "fair value" of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) determined by the Delaware Court of Chancery and will be entitled to receive a cash payment equal to such fair value for NewsEdge, as the surviving corporation of the Merger. In addition, such dissenting holders of Shares would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Shares.

    To NewsEdge's knowledge, Thomson and Merger Sub do not intend to object, assuming the proper procedures are followed, to the exercise of appraisal rights by any stockholder and the demand for appraisal of, and payment in cash for the fair value of, the Shares. To NewsEdge's knowledge, Thomson and Merger Sub intend, however, to cause NewsEdge, as the surviving corporation of the Merger, to argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of each Share is less than or equal to the Merger Consideration.

    The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by holders of Shares desiring to exercise any dissenters' rights under the DGCL. The preservation and exercise of dissenters' rights require strict adherence to the applicable provisions of the DGCL. The complete text of
Section 262 is attached to this Information Statement as Annex C.

                                                                      APPENDIX 1

                               THOMSON DESIGNEES

    The following table sets forth the name, age, current business address, citizenship and present principal occupation or employment, and material occupations, positions, offices or employment and business addresses thereof for the past five years of each person who may be designated to the Board of NewsEdge by Merger Sub. Except for David J. Hulland, who is a citizen of Great Britain, each such person is a citizen of the United States. Unless otherwise indicated, the current business address of each person is InfoBlade Acquisition Corporation, Metro Center, One Station Place, Stamford, Connecticut 06902.

                                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT; MATERIAL POSITIONS HELD DURING THE
NAME, AGE AND CURRENT BUSINESS ADDRESS                  PAST FIVE YEARS AND BUSINESS ADDRESSES THEREOF
--------------------------------------  ------------------------------------------------------------------------------
Michael S. Harris, 51 ............      Director of Merger Sub since July 2001. Senior Vice President, General Counsel
The Thomson Corporation                 and Secretary of Thomson since May 1998. Vice President and General Counsel of
Metro Center                            Thomson Holdings, Inc. ("THI"), Metro Center, One Station Place, Stamford, CT
One Station Place,                      06902, since June 1993. Assistant Secretary and Assistant General Counsel of
Stamford, CT 06902,                     THI from May 1989 to June 1993.
USA

David J. Hulland, 51 .............      Director of Merger Sub since July 2001. Vice President Finance of Thomson
The Thomson Corporation                 since September 1999. Vice President and Group Controller of Thomson from May
Metro Center                            1993 to September 1999. Group Controller of Thomson from 1977 to May 1993.
One Station Place
Stamford, CT 06902
USA

Edward A. Friedland, 45 ..........      Director, Vice President and Secretary of Merger Sub since July 2001.
Thomson Financial                       Assistant Secretary of Thomson since May 2000. Deputy General Counsel of
Metro Center                            Thomson since 1998. Assistant General Counsel of Thomson from 1994 to 1998.
One Station Place                       Associate General Counsel of the Information/ Publishing Group from 1990 to
Stamford, CT 06902                      1993. Currently serving a second term on the Board of Directors for the
USA                                     Software & Information Industry Association.

Dennis J. Beckingham, 53 .........      President of Merger Sub since July 2001. Executive Vice President and Chief
Thomson Legal and Regulatory            Financial Officer of Thomson Legal and Regulatory since 1996.
610 Opperman Drive
St. Paul, MN 55123
USA

David Hanssens, 44 ...............      Vice President of Merger Sub since July 2001. Executive Vice President and
Thomson Legal and Regulatory            Chief Strategy Officer of Thomson Legal and Regulatory from May 2001. Managing
610 Opperman Drive                      Director of The Parthenon Group in Boston, Massachusetts from 1992 to 2001.
St. Paul, MN 55123
USA

                                                                      APPENDIX 2

                              NEWSEDGE CORPORATION
                            AUDIT COMMITTEE CHARTER

A. Purpose and Scope

    The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors in fulfilling its responsibilities by reviewing: (i) the financial reports provided by NewsEdge to the Securities and Exchange Commission ("SEC"), NewsEdge's shareholders or to the general public, and (ii) NewsEdge's internal financial and accounting controls.

B.  Composition.

    The Committee shall be comprised of a minimum of three directors as appointed by the Board of Directors, who shall meet the independence and audit committee composition requirements under any rules or regulations of The NASDAQ National Market, as in effect from time to time, and shall be free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of his or her independent judgment as a member of the Committee.

    All members of the Committee shall either (i) be able to read and understand fundamental financial statements, including a balance sheet, cash flow statement and income statement, or (ii) be able to do so within a reasonable period of time after appointment to the Committee. At least one member of the Committee shall have employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

    The Board may appoint one member who does not meet the independence requirements set forth above and who is not a current employee of NewsEdge or an immediate family member of such employee if the Board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required in the best interests of NewsEdge and its stockholders. The Board shall disclose in the next proxy statement after such determination the nature of the relationship and the reasons for the determination.

    The members of the Committee shall be elected by the Board of Directors at the meeting of the Board of Directors following each annual meeting of stockholders and shall serve until their successors shall be duly elected and qualified or until their earlier resignation or removal. Unless a Chair is elected by the full Board of Directors, the members of the Committee may designate a Chair by majority vote of the full Committee membership.

C.  Responsibilities and Duties

    To fulfill its responsibilities and duties the Committee shall:

    Document Review

    1. Review and assess the adequacy of this Charter periodically as conditions dictate, but at least annually (and update this Charter if and when appropriate).

    2. Review with representatives of management and representatives of the independent accounting firm NewsEdge's audited annual financial statements prior to their filing as part of the Annual Report on Form 10-K. After such review and discussion, the Committee shall recommend to the Board of Directors whether such audited financial statements should be published in NewsEdge's annual report on Form 10-K. The Committee shall also review

       NewsEdge's quarterly financial statements prior to their inclusion in NewsEdge's quarterly SEC filings on Form 10-Q.

    3. Take steps designed to insure that the independent accounting firm reviews NewsEdge's interim financial statements prior to their inclusion in NewsEdge's quarterly reports on Form 10-Q.

    Independent Accounting Firm

    4. Recommend to the Board of Directors the selection of the independent accounting firm, and approve the fees and other compensation to be paid to the independent accounting firm. The Committee shall have the ultimate authority and responsibility to select, evaluate and, when warranted, replace such independent accounting firm (or to recommend such replacement for shareholder approval in any proxy statement).

    5. On an annual basis, receive from the independent accounting firm a formal written statement identifying all relationships between the independent accounting firm and NewsEdge consistent with Independence Standards Board Standard 1. The Committee shall actively engage in a dialogue with the independent accounting firm as to any disclosed relationships or services that may impact its independence. The Committee shall take, or recommend that the Board of Directors take, appropriate action to oversee the independence of the independent accounting firm.

    6. On an annual basis, discuss with representatives of the independent accounting firm the matters required to be discussed by Statement on Auditing Standards 61, as it may be modified or supplemented.

    7. Meet with the independent accounting firm prior to the audit to review the planning and staffing of the audit.

    8. Evaluate the performance of the independent accounting firm and recommend to the Board of Directors any proposed discharge of the independent accounting firm when circumstances warrant. The independent accounting firm shall be ultimately accountable to the Board of Directors and the Committee.

    Financial Reporting Process

    9. In consultation with the independent accounting firm and management, review annually the adequacy of NewsEdge's internal financial and accounting controls.

    Compliance

    10. To the extent deemed necessary by the Committee, it shall have the authority to engage outside counsel and/or independent accounting consultants to review any matter under its responsibility.

    Reporting

    11. Prepare, in accordance with the rules of the SEC as modified or supplemented from time to time, a written report of the audit committee to be included in NewsEdge's annual proxy statement for each annual meeting of stockholders occurring after December 14, 2000.

    While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that NewsEdge's financial statement are complete and accurate and are in accordance with generally accepted accounting principles.

                                                                         ANNEX B

BROADVIEW

                                           August 6,
                                           2001

                                           CONFIDENTIAL

Board of Directors
NewsEdge Corporation
80 Blanchard Road
Burlington, Massachusetts 01803

Members of the Board:

    We understand that NewsEdge Corporation ("NewsEdge" or the "Company"), The Thomson Corporation ("Buyer or the "Parent") and NewsEdge Acquisition Corporation, a wholly-owned subsidiary of Parent ("Merger Sub"), propose to enter into an Agreement and Plan of Merger (the "Agreement") pursuant to which Parent will cause Merger Sub to make a tender offer (the "Offer") to purchase all of the issued and outstanding shares of common stock of News Edge ("NewsEdge Common Stock") at a price per share of $2.30 (the "Offer Price") in cash and subsequently merge with and into the Company (the "Merger"). Pursuant to the Merger, each issued and outstanding share of NewsEdge Common Stock not acquired in the Offer will be converted into the right to receive the highest per share cash consideration paid pursuant to the Offer. The terms and conditions of the above described Offer and Merger (together, the "Transaction") are more fully detailed in the Agreement.

    You have requested our opinion as to whether the Offer Price is fair, from a financial point of view, to holders of NewsEdge Common Stock.

    Broadview International LLC ("Broadview") focuses on providing merger and acquisition advisory services to information technology ("IT"), communications and media companies. In this capacity, we are continually engaged in valuing such businesses, and we maintain an extensive database of IT, communications and media mergers and acquisitions for comparative purpose. We are currently acting as financial advisor to NewsEdge's Board of Directors and will receive a fee from NewsEdge upon the delivery of this opinion.

    In rendering our opinion, we have, among other things:

     1) reviewed the terms of the Agreement in the form of the draft dated August 3, 2001, furnished to us by Buyer's legal counsel on August 3, 2001 (which, for the purposes of this opinion, we have assumed, with your permission, to be identical in all material respects to the agreement to be executed);

     2) reviewed NewsEdge's annual report on Form 10-K for the fiscal year ended December 31, 2000, including the audited financial statements included therein and NewsEdge's quarterly report on Form 10-Q for the period ended March 31, 2001, including the unaudited financial statements included therein;

     3) reviewed certain internal financial and operating information concerning NewsEdge, including unaudited historical quarterly financial statements for the period ended June 30, 2001 and quarterly projections through December 31, 2002, in each case prepared and furnished to us by NewsEdge management;

     4) participated in discussions with NewsEdge management concerning the operations, business strategy, current financial performance and prospects for NewsEdge;

     5) discussed with NewsEdge management its view of the strategic rationale for the Transaction;

     6) reviewed the recently reported closing prices and trading activity for NewsEdge Common Stock;

     7) compared certain aspects of the financial performance of NewsEdge with public companies we deemed comparable;

     8) analyzed available information, both public and private, concerning other mergers and acquisitions we believed to be comparable in whole or in part to the Transaction;

     9) reviewed recent equity analyst reports covering NewsEdge;

    10) participated in discussions related to the Transaction among NewsEdge, Buyer and their respective advisors; and

    11) conducted other financial studies, analyses and investigations as we deemed appropriate for purposes of this opinion.

    In rendering our opinion, we have relied without independent verification, on the accuracy and completeness of all the financial and other information (including without limitation the representations and warranties contained in the Agreement) that was publicly available or furnished to us by NewsEdge, Buyer or their respective advisors. With respect to the financial projections examined by us, we have assumed that they were reasonably prepared and reflected the best available estimates and good faith judgments of the management of NewsEdge as to the future performance of NewsEdge. We have neither made nor obtained an independent appraisal or valuation of any of NewsEdge's assets.

    Based upon and subject to the foregoing and subject to the limitations and assumptions below, we are of the opinion that the Offer Price is fair, from a financial point of view, to holders of NewsEdge Common Stock.

    For purposes of this opinion, we have assumed that NewsEdge is not currently involved in any material transaction other than the Transaction, other publicly announced transactions and those activities undertaken in the ordinary course of conducting businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this opinion, and any change in such conditions would require a reevaluation of this opinion.

    This opinion speaks only as of the date hereof. It is understood that this opinion is for the information of the Board of Directors of NewsEdge in connection with its consideration of the Transaction and does not constitute a recommendation to any NewsEdge stockholder as to whether such stockholder should tender its shares in the Offer or as to how such stockholder should vote with respect to the Merger. This opinion may not be published or referred to, in whole or part, without our prior written permission, which shall not be unreasonably withheld. Broadview hereby consents to references to and the inclusion of its opinion in its entirety in the Solicitation/Recommendation Statement on Schedule 14D-9 and, if required, the Proxy Statement, in each case to be distributed to NewsEdge stockholders in connection with the Transaction.

                                          Sincerely,

                                          /s/ Broadview International LLC

                                                                         ANNEX C

                        DELAWARE GENERAL CORPORATION LAW

SEC. 262 APPRAISAL RIGHTS.

    (a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to Section 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder's shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the work "stockholder" means a holder of record of stock in a stock corporation and also a member of record of a nonstock corporation; the words "stock" and "share" mean and include what is ordinarily meant by those words and also membership or membership interest of a member of a nonstock corporation; and the words "depository receipt" mean a receipt or other instrument issued by a depository representing an interest in one or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

    (b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to Section 251 (other than a merger effected pursuant to Section 251(g) of this title), Section 252, Section 254, Section 257,
Section 258, Section 263 or Section 264 of this title:

        (1) Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of and to vote at the meeting of stockholders to act upon the agreement of merger or consolidation, were either (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in subsection (f) of Section 251 of this title.

        (2) Notwithstanding paragraph (1) of this subsection, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to Sections 251, 252, 254, 257, 258, 263 and 264 of this title to accept for such stock anything except:

           a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

           b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 holders;

           c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a. and b. of this paragraph; or

           d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing subparagraphs a., b. and c. of this paragraph.

        (3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under Section 253 of this title is not owned by the parent corporation immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

    (c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the procedures of this section, including those set forth in subsections
(d) and (e) of this section, shall apply as nearly as is practicable.

    (d) Appraisal rights shall be perfected as follows:

        (1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for such meeting with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) hereof that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section. Each stockholder electing to demand the appraisal of such stockholder's shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder's shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

        (2) If the merger or consolidation was approved pursuant to Section 228 or Section 253 of this title, each constituent corporation, either before the effective date of the merger or consolidation or within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section; provided that, if the notice is given on or after the effective date of the merger or consolidation, such notice shall be given by the surviving or resulting corporation to all such holders of any class or series of stock of a constituent corporation that are entitled to appraisal rights. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder's shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder's shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder's shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

    (e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) hereof and who is otherwise entitled to appraisal rights, may file a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder shall have the right to withdraw such stockholder's demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder's written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) hereof, whichever is later.

    (f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

    (g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder.

    (h) After determining the stockholders entitled to an appraisal, the Court shall appraise the shares, determining their fair value exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with a fair rate of interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. In determining the fair rate of interest, the Court may consider all relevant factors, including the rate of interest which the surviving or resulting corporation would have had to pay to borrow money during the pendency of the proceeding. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, permit discovery or other pretrial proceedings and may proceed to trial upon the appraisal prior to the final determination of the stockholder entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder's certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder not entitled to appraisal rights under this section.

    (i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Interest may be simple or compound, as the Court may direct. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court's decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

    (j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney's fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

    (k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder's demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just.

    (l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

                               INDEX TO EXHIBITS

Exhibit (a)(1)(i)    Offer to Purchase, dated August 21, 2001 (incorporated by
                     reference to Exhibit (a)(1) to the Schedule TO of Merger Sub filed on August 21, 2001).

Exhibit (a)(1)(ii)   Form of Letter of Transmittal (incorporated by reference to
                     Exhibit (a)(2) to the Schedule TO of Merger Sub filed on
                     August 21, 2001).

Exhibit (a)(2)(i)    Letter to Stockholders of NewsEdge, dated August 21, 2001.*

Exhibit (a)(2)(ii)   Fairness Opinion of Broadview International LLC, dated
                     August 6, 2001 (included as Annex B to this Schedule
                     14D-9).*

Exhibit (e)(1)       Agreement and Plan of Merger, dated as of August 6, 2001,
                     among NewsEdge, Thomson and Merger Sub.

Exhibit (e)(2)       Stockholders Agreement among Thomson, Merger Sub and certain stockholders of NewsEdge.

Exhibit (e)(3)       Confidentiality Agreement, dated May 16, 2001, between
                     Broadview International LLC, on behalf of NewsEdge, and West
                     Group.

Exhibit (e)(4)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Clifford M. Pollan.

Exhibit (e)(5)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Ronald Benanto.

Exhibit (e)(6)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Charles White.

Exhibit (e)(7)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Thomas Karanian.

Exhibit (e)(8)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and John Crozier.

Exhibit (e)(9)       Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and David M. Scott.

Exhibit (e)(10)      Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Alton Zink.

Exhibit (e)(11)      Amended and Restated Executive Employment Agreement dated
                     August 6, 2001 between NewsEdge and Lee Phillips.

Exhibit (e)(12)      Information Statement of NewsEdge, dated August 21, 2001
                     (included as Annex A to this Schedule 14D-9).*

ANNEX A              Information Statement

ANNEX B              Fairness Opinion of Broadview

ANNEX C              Delaware Statute Governing Appraisal

------------------------

*   Included with the Schedule 14D-9 mailed to stockholders.